Consolidated Financial Statements
Management's Report
To the Shareholders of TransAlta Corporation
The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods, and reasonable estimates have been used to prepare this information. They also ensure that all information presented is consistent.
Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, TransAlta Corporation (TransAlta or the Company) has a Corporate Code of Conduct that applies to all employees and is signed annually and can be viewed on the Company's website (www.transalta.com). Management believes the system of internal controls, review procedures and established policies provides reasonable assurance as to the reliability and relevance of financial reports. Management also believes that TransAlta’s operations are conducted in conformity with the law and with a high standard of business conduct.
The Board of Directors (the Board) is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Board carries out its responsibilities principally through its Audit, Finance and Risk Committee (the Committee). The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management and internal and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Committee. The Committee also recommends the firm of external auditors to be appointed by shareholders.

John Kousinioris	Joel Hunter
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer
February 19, 2025

F1	TransAlta Corporation	2024 Integrated Report

Management’s Annual Report on Internal Control Over Financial Reporting
To the Shareholders of TransAlta Corporation
The following report is provided by management in respect of TransAlta Corporation’s (TransAlta or the Company) internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934 and National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 51-109)).
TransAlta’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
Management uses the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of TransAlta’s internal control over financial reporting. Management believes that the COSO 2013 framework is appropriate for its evaluation of TransAlta’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so any relevant factors that would alter a conclusion about the effectiveness of the Company’s internal controls are not omitted, and is relevant to an evaluation of internal control over financial reporting.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting are processes that involve human diligence and compliance that are subject to lapses in judgment and breakdowns resulting from human failures.
Internal control over financial reporting can also be circumvented by collusion or improper overrides. As a result of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. These inherent limitations are known features of the financial reporting process and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.
In accordance with the provisions of NI 52-109 and consistent with U.S. Securities and Exchange Commission guidance, the scope of the evaluation did not include internal control over financial reporting of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively Heartland), which the Company acquired on Dec. 4, 2024. Heartland was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at Dec. 31, 2024, due to the proximity of the acquisition to year-end. Further details related to the acquisition are disclosed in Note 4 to the Company's Consolidated Financial Statements for the year ended Dec. 31, 2024. Included in the 2024 Consolidated Financial Statements of TransAlta for Heartland are eight per cent and 20 per cent of the Company's total and net assets, respectively, as at Dec. 31, 2024 and one per cent and (5) per cent of the Company's revenues and net earnings, respectively, for the year ended Dec. 31, 2024.
TransAlta equity accounts for our investment in SP Skookumchuck Investment, LLC (Skookumchuck) in accordance with International Financial Reporting Standards. Management does not have the contractual ability to assess the internal controls of this equity investment. Once the financial information is obtained from Skookumchuck, it falls within the scope of TransAlta’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of this associate.
Included in the 2024 Consolidated Financial Statements of TransAlta for equity-accounted investments are one per cent and six per cent of the Company's total and net assets, respectively, as at Dec. 31, 2024, and zero per cent and three per cent of the Company's revenues and net earnings, respectively, for the year ended Dec. 31, 2024.

TransAlta Corporation	2024 Integrated Report	F2

Changes in Internal Control over Financial Reporting
The Company's internal controls over financial reporting commencing Dec. 4, 2024, include controls designed to result in the complete and accurate consolidation of results attributable to Heartland. There has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
Management has assessed the effectiveness of TransAlta’s internal control over financial reporting as at
Dec. 31, 2024, and has concluded that such internal control over financial reporting was effective.
Ernst & Young LLP, who has audited the Consolidated Financial Statements of TransAlta for the year ended Dec. 31, 2024, has also issued a report on internal control over financial reporting under the standards of the Public Company Accounting Oversight Board. This report is located on the following page of this Annual Report.

John Kousinioris	Joel Hunter
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer
February 19, 2025

F3	TransAlta Corporation	2024 Integrated Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of TransAlta Corporation
Opinion on Internal Control Over Financial Reporting
We have audited TransAlta Corporation’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, TransAlta Corporation (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Heartland Generation Ltd. and Alberta Power (2000) Ltd. which are included in the 2024 consolidated financial statements of the Company and constituted 8% and 20% of total and net assets, respectively, as of December 31, 2024, and 1% and (5)% of revenues and net earnings, respectively, for the year then ended, and the equity accounted joint venture of SP Skookumchuck Investment, LLC which are included in the 2024 consolidated financial statements of the Company and constituted 1% and 6% of total and net assets, respectively, as of December 31, 2024, and 0% and 3% of revenues and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Heartland Generation Ltd. and Alberta Power (2000) Ltd. and the equity accounted joint venture of SP Skookumchuck Investment, LLC.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of TransAlta Corporation as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 19, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

TransAlta Corporation	2024 Integrated Report	F4

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/Ernst & Young LLP
Chartered Professional Accountants
Calgary, Canada
February 19, 2025

F5	TransAlta Corporation	2024 Integrated Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of TransAlta Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of TransAlta Corporation (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income (loss), changes in equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 19, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

TransAlta Corporation	2024 Integrated Report	F6

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Heartland Generation
Description of the Matter	As disclosed in notes 2(Q)(XV) and 4 of the consolidated financial statements, the Company completed the acquisition of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively “Heartland”) for an aggregate purchase price of $542 million. The acquisition has been accounted for as a business combination under IFRS 3 using the acquisition method and the results of operations have been included in the consolidated financial statements since the date of acquisition. The preliminary purchase price allocation is based on management’s best estimates of the assets acquired and liabilities assumed. The fair values of the long-lived assets acquired as at the acquisition date of December 4, 2024 was $412 million.

Auditing the fair value of the long-lived assets as part of the preliminary purchase price allocation was identified as a critical audit matter due to the significant estimation uncertainty and judgment applied by management in determining those fair values, primarily due to the sensitivity of the significant assumptions to the future cash flows and the effect that changes in these assumptions would have on the fair values. The estimates with a high degree of subjectivity include market prices, capacity, and determining the appropriate discount rate.
How We Addressed the Matter in Our Audit	We obtained an understanding of management’s process for determining the fair value of long-lived assets acquired. We evaluated the design and tested the operating effectiveness of controls over management’s review of the long-lived assets acquired, including controls related to the review and approval of the significant estimates used in the determination of the fair value of the long-lived assets. Our audit procedures to test the fair values for a sample of facilities included, among others, comparing the significant assumptions used to estimate cash flows to current contracts with external parties and historical trends and obtaining historical electricity generation data to evaluate future electricity generation capacity forecasts. We evaluated the Company’s determination of future sales prices by comparing them to externally available third-party future electricity price estimates. We also involved our internal valuation specialist to assist in our evaluation of the discount rates, which involved benchmarking the inputs against available market data.
Valuation of Long-Lived Assets related to certain cash generating units ("CGU"s) and Goodwill related to the Wind & Solar segment
Description of the Matter
As disclosed in notes 2(G), 2(H), 2(Q)(II), 7, and 22 of the consolidated financial statements, the Company owns significant Wind & Solar generation assets and has recognized goodwill from historical acquisitions which must be tested for impairment at least annually or when indicators of impairment are present. The carrying value of Goodwill related to the Wind & Solar segment as at December 31, 2024 was $178 million and the recoverable amount of long-lived assets in the Wind & Solar segment that had indicators of impairment or impairment reversal during the year was $540 million.

Determining the recoverable amounts for the Wind & Solar segment for the purposes of the goodwill impairment test and of certain CGUs in the Wind & Solar segment with indicators of impairment or impairment reversal (“Wind & Solar CGUs”) for the asset impairment test was identified as a critical audit matter due to the significant estimation uncertainty and judgment applied by management in determining the recoverable amount, primarily due to the sensitivity of the significant assumptions to the future cash flows and the effect that changes in these assumptions would have on the recoverable amount. The estimates with a high degree of subjectivity include electricity production, sales prices, cost inputs, and determining the appropriate discount rate.

How We Addressed the Matter in Our Audit	We obtained an understanding of management’s process for estimating the recoverable amount of the Wind & Solar segment and the Wind & Solar CGUs. We evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine the recoverable amount. Our audit procedures to test the Company’s recoverable amount of the Wind & Solar segment and the Wind & Solar CGUs with indicators of impairment or impairment reversal included, among others, comparing the significant assumptions used to estimate cash flows to current contracts with external parties and historical trends and obtaining historical electricity generation data to evaluate future electricity production forecasts. We assessed the historical accuracy of management’s forecasts by comparing them with actual results and performed a sensitivity analysis to evaluate the assumptions that were most significant to the determination of the recoverable amount. We evaluated the Company’s determination of future sales prices by comparing them to externally available third-party future electricity price estimates. We also involved our internal valuation specialist to assist in our evaluation of the discount rates, which involved benchmarking the inputs against available market data.

F7	TransAlta Corporation	2024 Integrated Report

Valuation of Level III Derivative Instruments
Description of the Matter	As disclosed in notes 2(B), 2(Q)(V) and 14 of the consolidated financial statements, the Company enters into transactions that are accounted for as derivative financial instruments and are recorded at fair value. The valuation of derivative instruments classified as level III are determined using assumptions that are not readily observable. As at December 31, 2024 the fair value of the Company’s derivative financial instruments classified as level III was a $153 million net risk management liability.

Auditing the determination of fair value of level III derivative instruments that rely on significant unobservable inputs can be complex and relies on judgments and estimates concerning future prices, discount rates, credit value adjustments, liquidity and delivery volumes, and can fluctuate significantly depending on market conditions. Therefore, such determination of fair value was identified as a critical audit matter.
How We Addressed the Matter in Our Audit	We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in establishing level III fair values. Our audit procedures included, among others, testing a sample of level III derivative instrument internal models used by management and evaluating the significant assumptions utilized. We also compared management's future pricing assumptions, credit value adjustments, and liquidity assumptions to third-party data as well as comparing terms such as delivery volumes and timing to executed commodity contracts. We compared the delivery volume assumptions to historical information. We performed a sensitivity analysis to evaluate assumptions including future commodity prices, delivery volumes and discount rates. For a sample of level III derivative instruments, we involved our internal valuation specialist to assist in our evaluation of the appropriateness of the fair value by evaluating the key assumptions and methodologies.
/s/Ernst & Young LLP
Chartered Professional Accountants
We have served as auditors of TransAlta Corporation and its predecessor entities since 1947.
Calgary, Canada
February 19, 2025

TransAlta Corporation	2024 Integrated Report	F8

Consolidated Statements of Earnings
(in millions of Canadian dollars except where noted)

Year ended Dec. 31	2024	2023	2022
Revenues (Note 5)	2,845	3,355	2,976
Fuel and purchased power (Note 6)	939	1,060	1,263
Carbon compliance (Note 16)	112	112	78
Gross margin	1,794	2,183	1,635
Operations, maintenance and administration (Note 6)	655	539	521
Depreciation and amortization (Note 19, 20, 21 and 27)	531	621	599
Asset impairment charges (reversals) (Note 7)	46	(48)	9
Taxes, other than income taxes	36	29	33
Net other operating income (Note 8)	(59)	(47)	(58)
Operating income	585	1,089	531
Equity income (Note 9)	5	4	9
Finance lease income	14	12	19
Interest income	30	59	24
Interest expense (Note 10)	(324)	(281)	(286)
Foreign exchange gain (loss)	5	(7)	4
Gain on sale of assets and other	4	4	52
Earnings before income taxes	319	880	353
Income tax expense (Note 11)	80	84	192
Net earnings	239	796	161
Net earnings attributable to:
TransAlta shareholders	229	695	50
Non-controlling interests (Note 12)	10	101	111
	239	796	161

Net earnings attributable to TransAlta shareholders	229	695	50
Preferred share dividends (Note 29)	52	51	46
Net earnings attributable to common shareholders	177	644	4
Weighted average number of common shares outstanding in the year (millions)	302	276	271
Net earnings per share attributable to common shareholders, basic and diluted (Note 28)	0.59	2.33	0.01
See accompanying notes.

F9	TransAlta Corporation	2024 Integrated Report

Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

Year ended Dec. 31	2024	2023	2022
Net earnings	239	796	161
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	9	(5)	37
Fair value loss on third-party investments, net of tax	—	—	(1)
Total items that will not be reclassified subsequently to net earnings	9	(5)	36
Gains (losses) on translating net assets of foreign operations, net of tax	30	(6)	21
(Losses) gains on financial instruments designated as hedges of foreign operations, net of tax(2)	(28)	9	(25)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(3)	213	41	(556)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(4)	(19)	58	100
Total items that will be reclassified subsequently to net earnings	196	102	(460)
Other comprehensive income (loss)	205	97	(424)
Total comprehensive income (loss)	444	893	(263)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	434	817	(318)
Non-controlling interests (Note 12)	10	76	55
	444	893	(263)
(1)Net of income tax expense of $3 million for the year ended Dec. 31, 2024 (2023 — $1 million recovery, 2022 — $12 million expense).
(2)Net of income tax recovery of $4 million for the year ended Dec. 31, 2024 (2023 — $1 million expense, 2022 — $3 million recovery).
(3)Net of income tax expense of $57 million for the year ended Dec. 31, 2024 (2023 — $10 million expense, 2022 — $138 million recovery).
(4)Net of reclassification of income tax recovery of $4 million for the year ended Dec. 31, 2024 (2023 — $17 million expense, 2022 — $26 million expense).
See accompanying notes.

TransAlta Corporation	2024 Integrated Report	F10

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

As at Dec. 31	2024	2023

Current assets
Cash and cash equivalents	337	348
Restricted cash (Note 25)	69	69
Trade and other receivables (Note 13)	767	807
Prepaid expenses and other	68	48
Risk management assets (Note 14 and 15)	318	151
Inventory (Note 16)	134	157
Assets held for sale (Note 4 and 18)	80	—
	1,773	1,580
Non-current assets
Investments (Note 9)	159	138
Long-term portion of finance lease receivables (Note 17)	305	171
Risk management assets (Note 14 and 15)	93	52
Property, plant and equipment (Note 19)	6,020	5,714
Right-of-use assets (Note 20)	120	117
Intangible assets (Note 21)	281	223
Goodwill (Note 22)	517	464
Deferred income tax assets (Note 11)	52	21
Other assets (Note 23)	179	179
Total assets	9,499	8,659

Current liabilities
Bank overdraft	1	3
Accounts payable, accrued liabilities and other current liabilities (Note 13)	756	809
Current portion of decommissioning and other provisions (Note 24)	83	35
Risk management liabilities (Note 14 and 15)	277	314
Dividends payable (Note 28 and 29)	49	49
Exchangeable securities (Note 3 and 26)	750	—
Contingent consideration payable (Note 4)	81	—
Current portion of long-term debt and lease liabilities (Note 25)	572	532
	2,569	1,742
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 25)	3,236	2,934
Exchangeable securities (Note 3 and 26)	—	744
Decommissioning and other provisions (Note 24)	850	654
Deferred income tax liabilities (Note 11)	470	386
Risk management liabilities (Note 14 and 15)	305	274
Contract liabilities (Note 5)	24	10
Defined benefit obligation and other long-term liabilities (Note 27)	202	251
Equity
Common shares (Note 28)	3,179	3,285
Preferred shares (Note 29)	942	942
Contributed surplus	42	41
Deficit	(2,458)	(2,567)
Accumulated other comprehensive income (loss) (Note 30)	41	(164)
Equity attributable to shareholders	1,746	1,537
Non-controlling interests (Note 12)	97	127
Total equity	1,843	1,664
Total liabilities and equity	9,499	8,659
Commitments and contingencies (Note 37)
See accompanying notes.

On behalf of the Board:	John P. Dielwart Director	Thomas M. O'Flynn Chair of Audit, Finance and Risk Committee

F11	TransAlta Corporation	2024 Integrated Report

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(1)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2022	2,863	942	41	(2,514)	(222)	1,110	879	1,989
Net earnings	—	—	—	695	—	695	101	796
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	3	3	—	3
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	99	99	—	99
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(5)	(5)	—	(5)
Intercompany and third-party FVTOCI investments	—	—	—	—	25	25	(25)	—
Total comprehensive income	—	—	—	695	122	817	76	893
Common share dividends (Note 28)	—	—	—	(65)	—	(65)	—	(65)
Preferred share dividends (Note 29)	—	—	—	(51)	—	(51)	—	(51)
Shares purchased under normal course issuer bid (NCIB) (Note 28)	(80)	—	—	(7)	—	(87)	—	(87)
Changes in non-controlling interests in TransAlta Renewables (Note 4)	510	—	—	(625)	(64)	(179)	(630)	(809)
Provision for repurchase of shares under the automatic share purchase plan (Note 28)	(19)	—	—	—	—	(19)	—	(19)
Share-based payment plans and stock options exercised (Note 31)	11	—	—	—	—	11	—	11
Distributions declared to non-controlling interests (Note 12)	—	—	—	—	—	—	(198)	(198)
Balance, Dec. 31, 2023	3,285	942	41	(2,567)	(164)	1,537	127	1,664
Net earnings	—	—	—	229	—	229	10	239
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	2	2	—	2
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	194	194	—	194
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	9	9	—	9
Total comprehensive income	—	—	—	229	205	434	10	444
Common share dividends (Note 28)	—	—	—	(71)	—	(71)	—	(71)
Preferred share dividends (Note 29)	—	—	—	(52)	—	(52)	—	(52)
Shares purchased NCIB (Note 28)	(146)	—	—	3	—	(143)	—	(143)
Reversal of provision for repurchase of shares under the automatic share purchase plan (Note 28)	19	—	—	—	—	19	—	19
Share-based payment plans and stock options exercised (Note 31)	21	—	1	—	—	22	—	22
Distributions declared to non-controlling interests (Note 12)	—	—	—	—	—	—	(40)	(40)
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
(1)Refer to Note 30 for details on components of and changes in, accumulated other comprehensive income (loss).
See accompanying notes.

TransAlta Corporation	2024 Integrated Report	F12

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

Year ended Dec. 31	2024	2023	2022
Operating activities
Net earnings	239	796	161
Depreciation and amortization (Note 19, 20, 21 and 27)	531	621	599
Gain on sale of assets and other	(1)	(3)	(32)
Accretion of provisions (Note 10 and 24)	50	48	49
Decommissioning and restoration costs settled (Note 24)	(41)	(37)	(35)
Deferred income tax (recovery) expense (Note 11)	(63)	34	127
Unrealized loss (gain) from risk management activities	2	(36)	385
Unrealized foreign exchange gain	(29)	(9)	(82)
Provisions and contract liabilities	23	(1)	19
Asset impairment charges (reversals) (Note 7)	46	(48)	9
Equity loss (income), net of distributions from investments (Note 9)	—	2	(4)
Other non-cash items	1	(27)	(3)
Cash flow from operations before changes in working capital	758	1,340	1,193
Change in non-cash operating working capital balances (Note 34)	38	124	(316)
Cash flow from operating activities	796	1,464	877
Investing activities
Additions to property, plant and equipment (Note 4, 19 and 38)	(311)	(875)	(918)
Additions to intangible assets (Note 21 and 38)	(10)	(13)	(31)
Restricted cash (Note 25)	(1)	1	—
(Advances) repayment from loan receivable (Note 23)	(1)	11	18
Acquisitions, net of cash acquired (Note 4)	(217)	—	(10)
Investments (Note 9)	(5)	(13)	(10)
Proceeds on sale of property, plant and equipment	4	29	66
Realized gain on financial instruments	1	18	27
Decrease in finance lease receivable	21	55	46
Other	19	(25)	45
Change in non-cash investing working capital balances	(20)	(2)	26
Cash flow used in investing activities	(520)	(814)	(741)
Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 25 and 34)	143	(46)	449
Repayment of long-term debt (Note 25 and 34)	(131)	(164)	(621)
Issuance of long-term debt (Note 25 and 34)	—	39	532
Dividends paid on common shares (Note 28)	(71)	(58)	(54)
Dividends paid on preferred shares (Note 29)	(52)	(51)	(43)
Repurchase of common shares under NCIB (Note 28)	(143)	(87)	(52)
Proceeds on issuance of common shares	12	5	3
Realized gain (loss) on financial instruments	4	(30)	42
Acquisition of TransAlta Renewables (Note 4)	—	(811)	—
Distributions paid to subsidiaries' non-controlling interests (Note 12)	(40)	(223)	(187)
Decrease in lease liabilities (Note 25 and 34)	(6)	(10)	(9)
Financing fees and other	(1)	1	(13)
Change in non-cash financing working capital balances	(6)	3	(2)
Cash flow (used in) from financing activities	(291)	(1,432)	45
Cash flow (used in) from operating, investing and financing activities	(15)	(782)	181
Effect of translation on foreign currency cash	4	(4)	6
(Decrease) increase in cash and cash equivalents	(11)	(786)	187
Cash and cash equivalents, beginning of year	348	1,134	947
Cash and cash equivalents, end of year	337	348	1,134
Cash taxes paid	104	94	67
Cash interest paid	269	277	229
Cash interest received	30	54	20
See accompanying notes.

F13	TransAlta Corporation	2024 Integrated Report

Notes to the Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
Operating Segments
Generation Segments
The Company is comprised of four generation segments: Hydro, Wind and Solar, Gas, and Energy Transition. The Company directly or indirectly owns and operates hydro, wind and solar and, natural gas-fired facilities, along with a coal-fired facility and natural gas pipeline operations in Canada, the United States (U.S.) and Western Australia. Transmission in Canada and Western Australia is included within the Hydro and Gas segments in Canada and Western Australia, respectively. The Wind and Solar segment includes the financial results, on a proportionate basis, of our investment in SP Skookumchuck Investment, LLC (Skookumchuck). Segment revenues are derived from the availability and production of electricity and steam as well as ancillary services.
Energy Marketing Segment
The Energy Marketing segment derives revenue and earnings from the trading of electricity, natural gas and environmental products across a variety of North American markets, excluding Alberta.
The Energy Marketing segment also performs services on behalf of certain assets outside of Alberta for the marketing of available generating capacity as well as the procurement of the fuel and transmission needs for the fleet. Contracts of various durations for the forward sales of electricity and for the purchase of natural gas and transmission   capacity   are   utilized. The   results   of   these activities are included in the gross margin of the related generation segment. The Energy Marketing segment allocates charges to recognize the performance of these activities to the applicable generation segments.

Corporate Segment
The Corporate segment includes the Company’s central finance, legal, administrative, corporate development, and investor relations functions. Activities and charges directly or reasonably attributable to other segments are allocated to it.
B. Basis of Preparation
These Consolidated Financial Statements have been prepared by management in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The Consolidated Financial Statements have been prepared on a historical cost basis except for financial instruments, which are measured at fair value, as explained in the following accounting policies.
These Consolidated Financial Statements were authorized for issue by TransAlta's Board of Directors (the Board) on Feb. 19, 2025.
C. Basis of Consolidation
The Consolidated Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect the returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period and apply consistent accounting policies as the parent company.

TransAlta Corporation	2024 Integrated Report	F14

2. Material Accounting Policies
The Company has reviewed its material accounting policies. The definition of material that management has used to judgmentally determine disclosure is that information is deemed material if omitting or misstating it could influence decisions users make on the basis of financial information.
A. Revenue Recognition
I. Revenue from Contracts with Customers
The majority of the Company’s revenues from contracts with customers are derived from the sale of generation capacity, electricity, thermal energy, environmental attributes and byproducts of power generation. The Company evaluates whether the contracts it enters into meet the definition of a contract with a customer at the inception of the contract and on an ongoing basis if there is an indication of significant changes in facts and circumstances. Contract modifications are accounted for as separate contracts when the consideration for the additional promised goods reflects a stand-alone selling price. Otherwise, contract modifications are accounted for as part of the existing contract. If the additional goods are not considered distinct the transaction price can be affected and adjustments to previously recognized revenue can occur. If the additional goods are distinct, the existing and modified contracts are treated together as a new contract, with impacts reflected prospectively from the modification date, which can include the blending of contract prices. Revenue is measured based on the transaction price specified in a contract with a customer. Revenue is recognized when the control of the goods or services is transferred to the customer. For certain contracts, revenue may be recognized at the invoiced amount, as permitted using the invoice practical expedient, if such amount corresponds directly with the Company’s performance to date. The Company excludes amounts collected on behalf of third parties from revenue.
Performance Obligations
Each promised good or service is accounted for separately as a performance obligation if it is distinct. The Company’s contracts may contain more than one performance obligation.
Transaction Price
The Company allocates the transaction price in the contract to each performance obligation. The transaction price allocated to performance obligations may include variable consideration. Variable consideration is included in the transaction price for each performance obligation when it is highly probable that a significant reversal of the cumulative variable revenue will not occur. Variable consideration that has previously been constrained is assessed at each reporting period to determine whether the constraint is lifted. The consideration contained in some of the Company's contracts with customers is primarily variable and may include both variability in quantity and pricing, such as: revenues can be dependent upon future production volumes that are driven by customer or market demand or by the operational ability of a plant; revenues can be dependent upon the variable cost of producing energy; revenues can be dependent upon market prices; and revenues can be subject to various indices and escalators.
When multiple performance obligations are present in a contract, the transaction price is allocated to each performance obligation in an amount that depicts the consideration the Company expects to be entitled to in exchange for transferring the good or service. The Company estimates the amount of the transaction price to allocate to individual performance obligations based on their relative stand-alone selling prices, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

F15	TransAlta Corporation	2024 Integrated Report

Recognition
The nature, timing of recognition of satisfied performance obligations and payment terms for the Company’s goods and services are described below:

Good or service	Description
Capacity
Capacity refers to the availability of an asset to deliver goods or services. Customers typically pay for capacity for each defined time period (e.g., monthly) in an amount representative of the availability of the asset for the defined time period. Obligations to deliver capacity are satisfied over time and revenue is recognized using a time-based measure. Contracts for capacity are typically long-term in nature and payments are typically received on a monthly basis.

Contract power
The sale of contract power refers to the delivery of units of electricity to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (e.g., monthly). Obligations to deliver electricity are satisfied over time and revenue is recognized using a units-based output measure (i.e., megawatt hours). Contracts for power are typically long-term in nature and payments are typically received on a monthly basis.

Thermal energy
Thermal energy refers to the delivery of units of steam to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (e.g., monthly). Obligations to deliver steam are satisfied over time and revenue is recognized using a units-based output measure (i.e., gigajoules). Contracts for thermal energy are typically long-term in nature and payments are typically received on a monthly basis.

Environmental attributes	Environmental attributes refers to the delivery of renewable energy certificates, green attributes and other similar items. Customers may contract for environmental attributes in conjunction with the purchase of power, in which case the customer pays for the attributes in the month subsequent to the delivery of the power. Alternatively, customers pay upon delivery of the environmental attributes. Obligations to deliver environmental attributes are satisfied at a point in time, generally upon delivery of the item.
Generation byproducts
Generation byproducts refers to the sale of byproducts from the use of coal in the Company’s current U.S. and previous Canadian coal operations. Obligations to deliver byproducts are satisfied at a point in time, generally upon delivery of the item. Payments are received upon satisfaction of delivery of the byproducts.

A contract liability is recorded when the Company receives consideration before the performance obligations have been satisfied. A contract asset is recorded when the Company has rights to consideration for the completion of a performance obligation before it has invoiced the customer. The Company recognizes unconditional rights to consideration separately as a receivable. Contract assets and receivables are evaluated at each reporting period to determine whether there is any objective evidence that they are impaired.
II. Revenue from Other Sources
Merchant Revenue
Revenues from non-contracted capacity (i.e., merchant) include energy payments, at market price, for each MWh produced and are recognized upon delivery.
Lease Revenue
In certain situations, a long-term electricity or thermal sales contract may contain, or be considered, a lease. Revenues associated with non-lease elements are recognized as goods or services revenues as outlined above. Where the terms and conditions of the contract result in the customer assuming the principal risks and rewards of ownership of the underlying asset, the contractual arrangement is considered a finance lease, which results in the recognition of finance lease income. Where the Company retains the principal risks and rewards, the contractual arrangement is an operating lease. Rental income, including contingent rents where applicable, is recognized over the term of the contract.

TransAlta Corporation	2024 Integrated Report	F16

Revenue from Derivatives
Commodity risk management activities involve the use of derivatives such as physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn revenues and gain market information. The Company also enters into contracts for differences and Virtual Power Purchase Agreements (VPPA). Contracts for differences are financial contracts whereby the Company receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh. With a VPPA, the Company receives the difference between the fixed contract price per MWh and the settled market price. These arrangements meet the definition of a derivative and judgment is applied to determine if the contract meets the "own use" exemption or if derivative treatment is required.
These derivatives are accounted for using fair value accounting. The initial recognition and subsequent changes in fair value affect reported net earnings in the period the change occurs and are presented on a net basis in revenue. The fair values of instruments that remain open at the end of the reporting period represent unrealized gains or losses and are presented on the Consolidated Statements of Financial Position as risk management assets or liabilities. Some of the derivatives used by the Company in trading activities are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using internal valuation techniques or models.
B. Financial Instruments and Hedges
I. Financial Instruments
Classification and Measurement
IFRS 9 introduced the requirement to classify and measure financial assets based on their contractual cash flow characteristics and the Company’s business model for the financial asset. All financial assets and liabilities, including derivatives, are recognized at fair value on the Consolidated Statements of Financial Position when the Company becomes party to the contractual provisions of a financial instrument or non-financial derivative contract. Financial assets must be classified and measured at either amortized cost, at fair value through profit or loss (FVTPL), or at fair value through other comprehensive income (loss) (FVTOCI).
Financial assets with contractual cash flows arising on specified dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows, are subsequently measured at amortized cost. Financial assets measured at FVTOCI are those that have contractual cash flows, arising on specific dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows and to sell the financial asset and investments in equity instruments. All other financial assets are subsequently measured at FVTPL.
Financial liabilities are classified as FVTPL when the financial liability is held for trading. All other financial liabilities are subsequently measured at amortized cost.
Funds received under tax equity investment arrangements are classified as long-term debt. These arrangements are used in the U.S. where project investors acquire an equity investment in a project entity, and in return for their investment, are allocated substantially all of the earnings, cash flows and tax benefits (such as production tax credits, investment tax credits, accelerated tax depreciation, as applicable) until they have achieved the agreed upon target rate of return. Once achieved, the arrangements flip, with the Company then receiving the majority of earnings, cash flows and tax benefits. At that time, the tax equity investor's investment is subsequently considered residual equity ownership, with distributions classified as non-controlling interest. In applying the effective interest method to tax equity financings, the Company has made an accounting policy choice to recognize the impacts of the tax attributes in net interest expense.
The Company enters into a variety of derivative financial instruments to manage its exposure to commodity price risk, interest rate risk and foreign currency exchange risk, including fixed price financial swaps, long-term physical power sale contracts, foreign exchange forward contracts, interest rate swap contracts, and designating foreign currency debt as a hedge of net investments in foreign operations.
Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net earnings immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in net earnings is dependent on the nature of the hedging relationship.
Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g., financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. Derivatives embedded in hybrid contracts that contain financial asset hosts within the scope of IFRS 9 are not separated, and the entire contract is measured at either FVTPL or amortized cost, as appropriate.
Financial assets are derecognized when the contractual rights to receive cash flows expire. Financial liabilities are

F17	TransAlta Corporation	2024 Integrated Report

derecognized when the obligation is discharged, cancelled or expired.
Financial assets are also derecognized when the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows to a third party under a "pass-through" arrangement and either transferred substantially all the risks and rewards of the asset, or transferred control of the asset. TransAlta will continue to recognize the asset and any associated liability if it retains substantially all of the risks and rewards of the asset, or retains control of the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that TransAlta could be required to repay.
Financial assets and liabilities are offset and the net amount is reported in the Consolidated Statements of Financial Position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liabilities simultaneously.
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, such as debt instruments, transaction costs are recognized as part of the carrying amount of the financial instrument. The Company uses the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Impairment of Financial Assets
TransAlta recognizes an allowance for expected credit losses for financial assets measured at amortized cost as well as certain other instruments. The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.
For trade receivables, lease receivables and contract assets recognized under IFRS 15, TransAlta applies a simplified approach for measuring the loss allowance. Therefore, the Company does not track changes in credit risk but instead recognizes a loss allowance at an amount equal to the lifetime expected credit losses at each reporting date.
The assessment of the expected credit loss is based on historical data and adjusted by forward-looking information that includes third-party default rates over time, dependent on credit ratings.
II. Hedges
Where hedge accounting can be applied and the Company chooses to seek hedge accounting treatment, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposures of a net investment in a foreign operation.
A relationship qualifies for hedge accounting if, at inception, it is formally designated and documented as a hedge and the hedging instrument and the hedged item have values that generally move in opposite direction because of the hedged risk. The documentation includes identification of the hedging instrument and hedged item or transaction, the nature of the risk being hedged, the Company’s risk management objectives and strategy for undertaking the hedge and how hedge effectiveness will be assessed. The process of hedge accounting includes linking derivatives to specific recognized assets and liabilities or to specific firm commitments or highly probable anticipated transactions.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. If hedge criteria are not met or the Company does not apply hedge accounting, the derivative is recognized at fair value on the Consolidated Statements of Financial Position, with subsequent changes in fair value recorded in net earnings in the period of change.
Fair Value Hedges
In a fair value hedging relationship, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the hedged risk, with the changes being recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings.
For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate (EIR) method. The EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.
If the hedged item is derecognized, the unamortized fair value is recognized immediately in net earnings.
Cash Flow Hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income (loss) (OCI) while any ineffective portion is recognized in net earnings. The cash flow hedge reserve is adjusted to the lower of

TransAlta Corporation	2024 Integrated Report	F18

the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.
If cash flow hedge accounting is discontinued, the amounts previously recognized in accumulated other comprehensive income (loss) (AOCI) must remain in AOCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to net earnings as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in AOCI must be accounted for depending on the nature of the underlying transaction.
Hedges of Foreign Currency Exposures of a Net Investment in a Foreign Operation
When hedging the foreign currency exposure of a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net earnings. The related fair values are recorded in risk management assets or liabilities, as appropriate. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a disposal, partial disposal or loss of control.
C. Cash and Cash Equivalents
Cash and cash equivalents comprises cash and highly liquid investments with original maturities of three months or less.
D. Inventory
I. Fuel
The Company’s inventory balance is composed of coal and natural gas used as fuel, which is measured at the lower of weighted average cost and net realizable value. The cost of natural gas and purchased coal inventory includes all applicable expenditures and charges incurred in bringing the inventory to its existing condition and location.
II. Energy Marketing
Commodity inventories held in the Energy Marketing segment for trading purposes are measured at fair value less costs to sell. Changes in fair value less costs to sell are recognized in net earnings in the period of change.
III. Parts, Materials and Supplies
Parts, materials and supplies are recorded at the lower of cost and measured at moving average costs and net realizable value.

IV. Emission Credits and Allowances
Emission credits and allowances are recorded as inventory at cost. Those purchased for use by the Company are recorded at cost and are carried at the lower of weighted average cost and net realizable value. For emission credits that are not ordinarily interchangeable, the Company records the credits using the specific identification method. Credits granted to or internally generated by, TransAlta are recorded at nil. Emission liabilities are recorded at the estimated compliance cost required by the Company to settle its obligation in excess of government-established caps and targets. Compliance costs that are recoverable under the terms of the contracts with third parties are recognized as revenue from contracts with customers.
Emission credits and allowances that are held for trading and that meet the definition of a derivative are accounted for using the fair value method of accounting. Emission credits and allowances that do not satisfy the criteria of a derivative are accounted for using the accrual method.
E. Property, Plant and Equipment
The Company’s investment in property, plant and equipment (PP&E) is initially measured at the original cost of each component at the time of construction, purchase or acquisition. A component is a tangible portion of an asset that can be separately identified and depreciated over its own expected useful life and is expected to provide a benefit for a period in excess of one year. Original cost includes items such as materials, labour, borrowing costs and other directly attributable costs, including the initial estimate of the cost of decommissioning and restoration. Costs are recognized as PP&E if it is probable that future economic benefits will be realized and the cost of the item can be measured reliably. The cost of major spare parts is capitalized and classified as PP&E, as these items can only be used in connection with an item of PP&E.
Planned maintenance is performed at regular intervals. Planned major maintenance includes inspection, repair and maintenance of existing components and the replacement of existing components. Costs incurred for planned major maintenance activities are capitalized in the period maintenance activities occur and are amortized on a straight-line basis over the term until the next major maintenance event. Expenditures incurred for the replacement of components during major maintenance are capitalized and amortized over the estimated useful life of such components.
The cost of routine repairs and maintenance and the replacement of minor parts is charged to net earnings as incurred. Subsequent to initial recognition and measurement at cost, all classes of PP&E continue to be measured using the cost model and are reported at cost

F19	TransAlta Corporation	2024 Integrated Report

less accumulated depreciation and impairment losses, if any. An item of PP&E or a component is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in net earnings when the asset is derecognized. The estimate of the useful life of each component of PP&E is based on current facts and past experience and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. The useful life is used to estimate the rate at which the component of PP&E is depreciated. PP&E assets are subject to depreciation when the asset is considered to be available for use, which is typically at the start of commercial operations. Insurance spares that are designated as critical for uninterrupted operation in a particular facility are depreciated over the life of that facility, even if the item is not in service. Capital spares begin to be depreciated when the item is put into service. Each significant component of an item of PP&E is depreciated to its residual value over its estimated useful life, generally using straight-line or unit-of-production methods. Estimated useful lives, residual values and depreciation methods are reviewed annually and are subject to revision based on new or additional information. The effect of a change in useful life, residual value or depreciation method is accounted for prospectively.
Estimated remaining useful lives of the components of depreciable assets, categorized by asset class, are as follows:

Hydro generation	1-48 years
Wind and Solar generation	1-30 years
Gas generation	1-33 years
Energy Transition	1-9 years
Capital spares and other	1-48 years
TransAlta capitalizes borrowing costs on capital invested in projects under construction. Upon commencement of commercial operations, capitalized borrowing costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.
F. Intangible Assets
Intangible assets acquired in a business combination are recognized separately from goodwill at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale and probable future economic benefits of the intangible asset, are demonstrated.
Intangible assets are initially recognized at cost, which is composed of all directly attributable costs necessary to create, produce and prepare the intangible asset to be capable of operating in the manner intended by management.
Software-as-a-service, such as cloud based software, that do not meet the criteria of an intangible asset are expensed as incurred, including implementation costs.
Subsequent to initial recognition, intangible assets continue to be measured using the cost model and are reported at cost less accumulated amortization and impairment losses, if any. Amortization is included in depreciation and amortization in the Consolidated Statements of Earnings.
Amortization commences when the intangible asset is available for use and is computed on a straight-line basis over the intangible asset’s estimated useful life. Estimated useful lives of intangible assets may be determined, for example, with reference to the term of the related contract or licence agreement. The estimated useful lives and amortization methods are reviewed annually with the effect of any changes being accounted for prospectively.
Intangible assets consist of power sale contracts with fixed prices higher than market prices at the date of acquisition, software and intangibles under development. Estimated remaining useful lives of intangible assets are as follows:

Software	1-7 years
Power sale contracts	1-17 years
G. Impairment of Tangible and Intangible Assets Excluding Goodwill
At the end of each reporting period, the Company assesses whether there is any indication that PP&E and finite life intangible assets are impaired.
Factors that could indicate that an impairment exists include: significant underperformance relative to historical or projected operating results; significant changes in the manner in which an asset is used, or in the Company’s overall business strategy; or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated in situations where the Company is not the operator of the facility. Events can occur in these situations that may not be known until a date subsequent to their occurrence.
The Company’s operations, the market and business environment are routinely monitored and judgments and assessments are made to determine whether an event has occurred that indicates a possible impairment. If such an event has occurred, an estimate is made of the recoverable amount of the asset or cash-generating unit

TransAlta Corporation	2024 Integrated Report	F20

(CGU) to which the asset belongs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received if the asset was sold in an orderly transaction between market participants at the measurement date. In determining   fair   value,   recent   market   transactions   are taken into account. If no such transactions can be identified, an appropriate valuation model such as discounted cash flow is used. Value in use is the present value of the estimated future cash flows expected to be derived from the asset from its continued use and ultimate disposal by the Company. If the recoverable amount is less than the carrying amount of the asset or CGU, an asset impairment charge is recognized in net earnings and the asset’s carrying amount is reduced to its recoverable amount.
At each reporting date, an assessment is made whether there is any indication that an impairment charge previously recognized may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset or CGU to which the asset belongs is estimated and, if there has been an increase in the recoverable amount, the impairment charge previously recognized is reversed. If an impairment charge is subsequently reversed, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount or the carrying amount that would have been determined (net of depreciation) had no impairment charge been recognized previously. A reversal of an impairment charge is recognized in net earnings.
H. Goodwill
Goodwill arising in a business combination is recognized as an asset at the date control is acquired. Goodwill is measured as the cost of an acquisition plus the amount of any non-controlling interest in the acquiree (if applicable) less the fair value of the related identifiable assets acquired and liabilities assumed.
Goodwill is not subject to amortization, but is tested for impairment at least annually, or more frequently, if an analysis of events and circumstances indicates that a possible impairment may exist. These events could include a significant change in financial position of the CGUs or groups of CGUs to which the goodwill relates or significant negative industry or economic trends. For impairment purposes, goodwill is allocated to each of the Company’s CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination in which the goodwill arose. Accordingly, the Company performs its test for impairment, where the recoverable amount of the CGUs or groups of CGUs to which the goodwill relates is compared to its carrying amount for each operating segment. If the recoverable amount is less than the carrying amount, an impairment charge is immediately recognized in net earnings, by first reducing the carrying amount of the goodwill and then by reducing the carrying amount of the other assets in the unit. An impairment charge recognized for goodwill is not reversed in subsequent periods.
I. Income Taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis (temporary differences). A deferred income tax asset may also be recognized for the benefit expected from unused tax credits and losses available for carryforward, to the extent that it is probable that future taxable earnings will be available against which the tax credits and losses can be applied. Deferred income tax assets and liabilities are measured based on income tax rates and tax laws that are enacted or substantively enacted by the end of the reporting period and that are expected to apply in the years in which temporary differences are expected to be realized or settled. Deferred income tax is charged or credited to net earnings, except when related to items charged or credited to either OCI or directly to equity. The carrying amount of deferred income tax assets is evaluated at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Cash taxes paid disclosed on the Consolidated Statements of Cash Flows includes income taxes and taxes paid related to the Part VI.1 tax in Canada for the period.
J. Employee Future Benefits
The Company has defined benefit pension and other post-employment benefit plans. The current service cost of providing benefits under the defined benefit plans is determined using the projected unit credit method prorated based on service. The net interest cost is determined by applying the discount rate to the net defined benefit liability. The discount rate used to determine the present value of the defined benefit obligation and the net interest cost, is determined by reference to market yields at the end of the reporting

F21	TransAlta Corporation	2024 Integrated Report

period on high-quality corporate bonds with terms and currencies that match the estimated terms and currencies of the benefit obligations. Remeasurements, which include actuarial gains and losses and the return on plan assets (excluding net interest), are recognized through OCI in the period in which they occur. Actuarial gains and losses arise from experience adjustments and changes in actuarial assumptions. Remeasurements are not reclassified to profit or loss, from OCI, in subsequent periods.
Gains or losses arising from either a curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. When the restructuring of a benefit plan gives rise to a curtailment and a settlement of obligations, the curtailment is accounted for before the settlement.
In determining whether statutory minimum funding requirements of the Company’s defined benefit pension plans give rise to recording an additional liability, letters of credit provided by the Company as security are considered to alleviate the funding requirements. No additional liability results in these circumstances.
Contributions payable under defined contribution pension plans are recognized as a liability and an expense in the period in which the services are rendered.
K. Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A legal obligation can arise through a contract, legislation or other operation of law. A constructive obligation arises from an entity’s actions whereby through an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated it will accept certain responsibilities and has thus created a valid expectation that it will discharge those responsibilities. The amount recognized as a provision is the best estimate, remeasured at each period-end, of the expenditures required to settle the present obligation, considering the risks and uncertainties associated with the obligation. Where expenditures are expected to be incurred in the future, the obligation is measured at its present value using a current market-based, risk-adjusted discount rate.
The Company records a decommissioning and restoration provision for all generating facilities and mine sites for which it is legally or constructively required to remove the facilities at the end of their useful lives and restore the plant or mine sites. For some hydro facilities, the Company is required to remove the generating equipment, but is not required to remove the structures.
Initial decommissioning provisions are recognized at their present value when incurred. Each reporting date, the Company determines the present value of the provision using the current discount rates that reflect the time value of money and associated risks. The Company recognizes the initial decommissioning and restoration provisions, as well as changes resulting from revisions to cost estimates and period-end revisions to the market-based, risk-adjusted discount rate, as a cost of the related PP&E (see Note 2(E)) to the extent the related PP&E asset is still in use. Where the related PP&E asset has reached the end of its useful life, changes in the decommissioning and restoration provision are recognized in net earnings. Where the Company expects to receive reimbursement from a third party for a portion of future decommissioning costs, the reimbursement is recognized as a separate asset when it is virtually certain that the reimbursement will be received.
Changes in other provisions resulting from revisions to estimates of expenditures required to settle the obligation or period-end revisions to the market-based, risk-adjusted discount rate are recognized in net earnings.
The accretion of the net present value discount for both the decommissioning and restoration provision and other provisions are charged to net earnings each period and is included in net interest expense.
L. Leases
Under IFRS 16, a contract contains a lease when the customer obtains the right to control the use of an identified asset for a period of time in exchange for consideration.
I. Lessee
The Company enters into lease arrangements with respect to land, building and office space, vehicles and site machinery and equipment. For all contracts that meet the definition of a lease under IFRS 16 in which the Company is the lessee and which are not exempt as short-term or low-value leases, the Company:
•Recognizes right-of-use assets and lease liabilities in the Consolidated Statements of Financial Position;
•Recognizes depreciation of the right-of-use assets and interest expense on lease liabilities in the Consolidated Statements of Earnings; and
•Recognizes the principal repayments on lease liabilities as financing activities and interest payments on lease liabilities as operating activities in the Consolidated Statements of Cash Flows.
For short-term and low-value leases, the Company recognizes the lease payments as operating expenses.
Variable lease payments that do not depend on an index or a rate are not included in the measurement of the lease

TransAlta Corporation	2024 Integrated Report	F22

liability and the right-of-use asset and are recognized as an expense in the period in which the event or condition that triggers the payments occurs.
Right-of-use assets are initially measured at an amount equal to the lease liability and adjusted for any payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset or the site on which it is located, less any lease incentives received.
Lease liabilities are initially measured at the present value of the lease payments that are not paid at commencement and discounted using the Company's incremental borrowing rate or the rate implicit in the lease. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Company’s estimate or assessment of whether it will exercise an extension, termination or purchase option. A corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option and periods covered by an option to terminate if the Company is reasonably certain not to exercise that option.
Right-of-use assets are depreciated over the shorter period of either the lease term or the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise the purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The Company has elected to apply the practical expedient that permits a lessee not to separate non-lease components and instead account for any lease and associated non-lease components as a single arrangement.
II. Lessor
Power Purchase Agreements (PPAs) and other long-term contracts may contain, or may be considered, leases where the fulfillment of the arrangement is dependent on the use of a specific asset (e.g., a generating unit) and the arrangement conveys to the customer the right to control the use of that asset.
If the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the customer assuming the principal risks and rewards of ownership of the asset, the arrangement is a finance lease. Assets subject to finance leases are not reflected as PP&E and the net investment in the lease, represented by the present value of the amounts due from the lessee, is recorded in the Consolidated Statements of Financial Position as a financial asset, classified as a finance lease receivable. The payments considered to be part of the leasing arrangement are apportioned between a reduction in the lease receivable and finance lease income. The finance lease income element of the payments is recognized using a method that results in a constant rate of return on the net investment in each period and is reflected in finance lease income on the Consolidated Statements of Earnings.
Where the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the Company retaining the principal risks and rewards of ownership of the asset, the arrangement is an operating lease. For operating leases, the asset is, or continues to be, capitalized as PP&E and depreciated over its useful life.
M. Non-Controlling Interests
Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The Company determines which measurement is used on a transaction-by-transaction basis. Non-controlling interests also arise from other contractual arrangements between the Company and other parties, whereby the other party has acquired an equity interest in a subsidiary and the Company retains control.
Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income (loss) is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.
When the proportion of the equity held by non-controlling interests changes, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, is recognized directly in equity and attributed to shareholders.
N. Joint Arrangements
A joint arrangement is a contractual arrangement that establishes the terms by which two or more parties agree to undertake and jointly control an economic activity. The Company's joint arrangements are generally classified as two types: joint operations and joint ventures.

F23	TransAlta Corporation	2024 Integrated Report

A joint operation arises when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. Generally, each party takes a share of the output from the asset and each bears an agreed upon share of the costs incurred in respect of the joint operation. The Company reports its interests in joint operations in its Consolidated Financial Statements using the proportionate consolidation method by recognizing its share of the assets, liabilities, revenues and expenses in respect of its interest in the joint operation.
In a joint venture, the venturers do not have rights to individual assets or obligations of the venture. Rather, each venturer has rights to the net assets of the arrangement. The Company reports its interests in joint ventures using the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the joint venture’s net earnings or loss after the date of acquisition. The impact of transactions between the Company and joint ventures is eliminated based on the Company’s ownership interest. Distributions received from joint ventures reduce the carrying amount of the investment. Any excess of the cost of an acquisition less the fair value of the recognized identifiable assets, liabilities and contingent liabilities of an acquired joint venture is recognized as goodwill and is included in the carrying amount of the investment and is assessed for impairment as part of the investment.
Investments in joint ventures are evaluated for impairment at each reporting date by first assessing whether there is objective evidence that the investment is impaired. If such objective evidence is present, an impairment charge is recognized if the investment’s recoverable amount is less than its carrying amount. The investment’s recoverable amount is determined as the higher of value in use and fair value less costs of disposal.
O. Assets Held for Sale
Assets and disposal groups (assets and liabilities disposed of together) are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use by the Corporation. Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment is recognized in net earnings. Depreciation and equity accounting ceases when an asset or equity investment, respectively, is classified as held for sale. Assets and disposal groups classified as held for sale are reported as current assets and current liabilities in the Consolidated Statements of Financial Position.

P. Business Combinations
Transactions in which the acquisition constitutes a business are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed, including contingent consideration, are measured at their acquisition date fair values. A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Goodwill is measured as the excess of the fair value of consideration transferred less the fair value of the net assets acquired. Acquisition-related costs to effect the business combination, with the exception of costs to issue debt or equity securities, are recognized in net earnings as incurred.
The optional fair value concentration test is applied on a transaction-by-transaction basis to permit a simplified assessment of whether an acquired set of activities and assets is not a business. Where substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the Company may elect to treat the acquisition as an asset acquisition and not as a business combination.
Q. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimate is made and that could significantly affect the amounts recognized in the Consolidated Financial Statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance. The key judgments and sources of estimation uncertainty are described below:
I. Tariff
On Feb. 1, 2025, the President of the United States issued three executive orders directing the United States to impose new tariffs on imports originating from Canada, Mexico and China. These orders call for additional 25 per cent duty on imports into the United States of Canadian-origin and Mexican-origin products and 10 per cent duty

TransAlta Corporation	2024 Integrated Report	F24

on Chinese-origin products, except for Canadian energy resources that are subject to an additional 10 per cent duty. On Feb. 3, 2025, a 30-day pause on potential tariffs was implemented. The actual tariffs and their impacts to the Company remain uncertain. The Company is assessing the direct and indirect impacts to its business of such tariffs, retaliatory tariffs or other trade protectionist measures implemented as this situation develops.
II. Impairment of PP&E and Goodwill
Impairment exists when the carrying amount of an asset, CGU or group of CGUs to which goodwill relates exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. An assessment is made at each reporting date as to whether there is any indication that an impairment charge may exist or that a previously recognized impairment charge may no longer exist or may have decreased. In determining fair value less costs of disposal, information about third-party transactions for similar assets is used and if none is available, other valuation techniques, such as discounted cash flows, are used. Value in use is computed using the present value of management’s best estimates of future cash flows based on the current use and present condition of the asset.
In estimating either fair value less costs of disposal or value in use using discounted cash flow methods, estimates and assumptions must be made about sales prices, cost of sales, production, fuel consumed, capital expenditures, retirement costs and other related cash inflows and outflows over the life of the facilities. In developing these assumptions, management uses estimates of contracted and future market prices based on expected market supply and demand in the region in which the plant operates, anticipated production levels, planned and unplanned outages, changes to regulations and transmission capacity or constraints for the remaining life of the facilities.
Discount rates are determined by employing a weighted average cost of capital methodology that is based on capital structure, cost of equity and cost of debt assumptions based on comparable companies with similar risk characteristics and market data as the asset, CGU or group of CGUs subject to the test. These estimates and assumptions are susceptible to change from period to period and actual results can and often do, differ from the estimates and can have either a positive or negative impact on the estimate of the impairment charge and may be material.
The impairment outcome can also be impacted by the determination of CGUs or groups of CGUs for asset and goodwill impairment testing. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets and goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the acquisition from which the goodwill arose. The allocation of goodwill is reassessed upon changes in the composition of segments, CGUs or groups of CGUs. To determine CGUs, significant judgment is required to determine what constitutes independent cash flows between power plants that are connected to the same system. The Company evaluates the market design, transmission constraints and the contractual profile of each facility, as well as the Company’s own commodity price risk management plans and practices, in order to inform this determination.
With regard to the allocation or reallocation of goodwill, significant judgment is required to evaluate synergies and their impacts. The Company evaluates synergies with regard to opportunities from combined talent and technology, functional organization and future growth potential and considers its own performance measurement processes to make this determination. Information regarding significant judgments and estimates in respect of impairment during 2022 to 2024 is disclosed in Notes 7, 19 and 22.
III. Leases
To determine whether the Company’s contracts contain, or are, leases, management must use judgment in assessing whether the contract provides the customer with the right to substantially all of the economic benefits from the use of the asset during the lease term and whether the customer obtains the right to direct the use of the asset during the lease term. For those agreements considered to contain, or be, leases, further judgment is required to determine the lease term by assessing whether termination or extension options are reasonably certain to be exercised. Judgment is also applied in identifying in-substance fixed payments (included) and variable payments that are based on usage or performance factors (excluded) and in identifying lease and non-lease components (services that the supplier performs) of contracts and in allocating contract payments to lease and non-lease components.
For leases where the Company is a lessor, judgment is required to determine if substantially all of the significant risks and rewards of ownership are transferred to the customer or remain with the Company to appropriately account for the agreement as either a finance or operating lease. These judgments can be significant and impact how the Company classifies amounts related to the arrangement as either PP&E or as a finance lease receivable on the Consolidated Statements of Financial Position and therefore the amount of certain items of revenue and expense is dependent upon such classifications. In 2024 and 2023, finance lease receivables were recognized, where it was determined that the significant risks and rewards of ownership of the facilities were transferred to the customer. Information regarding finance leases is disclosed in Note 17.

F25	TransAlta Corporation	2024 Integrated Report

IV. Income Taxes
Preparation of the Consolidated Financial Statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which the Company operates. The process also involves making an estimate of income taxes currently payable and income taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the Consolidated Statements of Financial Position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. Management uses the Company’s long-range forecasts as a basis for evaluation of recovery of deferred income tax assets. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than the Company’s estimates could materially impact the amounts recognized for deferred income tax assets and liabilities. Information regarding the impacts of the Company’s tax policies is disclosed in Note 11.
V. Financial Instruments and Derivatives
The Company’s financial instruments and derivatives are accounted for at fair value, with the initial and subsequent changes in fair value affecting earnings in the period the change occurs. The fair values of financial instruments and derivatives are classified within three levels, with Level III fair values determined using inputs for the asset or liability that are not readily observable. Transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. These fair value levels are outlined and discussed in more detail in Note 14. Some of the Company’s fair values are included in Level III because they are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available and require the use of internal valuation techniques or models to determine fair value.
The determination of the fair value of these contracts and derivative instruments can be complex and relies on judgments and estimates concerning future prices, volatility and liquidity, among other factors. These fair value estimates may not necessarily be indicative of the amounts that could be realized or settled and changes in these assumptions could affect the reported fair value of financial instruments. Fair values can fluctuate significantly and can be favourable or unfavourable depending on current market conditions. Judgment is also used in determining whether a highly probable forecasted transaction designated in a cash flow hedge is expected to occur based on the Company’s estimates of pricing and production to allow the future transaction to be fulfilled.
When the Company enters into contracts to buy or sell non-financial items, such as certain commodities, and the contracts can be settled net in cash, the Company must use judgment to evaluate whether such contracts were entered into and continue to be held for the purposes of the receipt or delivery of the commodity in accordance with the Company's expected purchase, sale or usage requirements (i.e., normal purchase and sale). If this assertion cannot be supported, initially at contract inception and on an ongoing basis, the contracts must be accounted for as derivatives and measured at fair value, with changes in fair value recognized in net earnings. In supporting the normal purchase and sale assertion, the Company considers the nature of the contracts, the forecasted demand and supply requirements to which the contracts relate and its past practice of net settling other similar contracts, which may taint the normal purchase and sale assertion. The Company also enters into PPAs and contracts for differences and judgment is applied to determine if the contract meets the "own use" exemption or if derivative treatment is required.
VI. Project Development Costs
Project development costs are recognized in operating expenses until construction of a facility or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable and that efforts will result in future value to the Company, at which time the costs incurred subsequently are included in PP&E or other assets. The appropriateness of capitalization of these costs is evaluated each reporting period and amounts capitalized for projects no longer probable of occurring or when there is uncertainty of timing of when the projects will proceed are charged to net earnings. Management is required to use judgment to determine if there is reason to believe that future costs are recoverable and that efforts will result in future value to the Company when determining the amount to be capitalized. Information regarding project development costs is disclosed in Note 23 and information on the write-off of project development costs is disclosed in Note 7.
VII. Provisions for Decommissioning and Restoration Activities
TransAlta recognizes provisions for decommissioning and restoration obligations as outlined in Note 2(K). Initial decommissioning provisions and subsequent changes thereto are determined using the Company’s best estimate of the required cash expenditures, adjusted to reflect the risks and uncertainties inherent in the timing and amount of settlement. The estimated cash expenditures are present valued using a current, risk-adjusted, market-

TransAlta Corporation	2024 Integrated Report	F26

based, pre-tax discount rate. A change in estimated cash flows, market interest rates or timing could have a material impact on the carrying amount of the provision. Information regarding significant judgments and estimates made during 2022 to 2024 in respect of decommissioning and restoration provisions is disclosed in Notes 7, 19 and 24.
VIII. Useful Life of PP&E
Each significant component of an item of PP&E is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of PP&E are reviewed at least annually to ensure they continue to be appropriate. Information on changes in useful lives of facilities is disclosed in Note 19.
IX. Employee Future Benefits
The Company provides pension and other post-employment benefits, such as health and dental benefits, to employees. The cost of providing these benefits is dependent upon many factors, including actual plan experience and estimates and assumptions about future experience.
The liability for pension and post-employment benefits and associated costs included in annual compensation expenses are impacted by estimates related to:
•Employee demographics, including age, compensation levels, employment periods, the level of contributions made to the plans and earnings on plan assets;
•The effects of changes to the provisions of the plans; and
•Changes in key actuarial assumptions, including rates of compensation and health-care cost increases and discount rates.
Due to the complexity of the valuation of pension and post-employment benefits, a change in the estimate of any one of these factors could have a material effect on the carrying amount of the liability for pension and other post-employment benefits or the related expense. These assumptions are reviewed annually to ensure they continue to be appropriate. Disclosures on employee future benefits are disclosed in Note 32.
X. Other Provisions
Where necessary, the Company recognizes provisions arising from ongoing business activities, such as interpretation and application of contract terms, ongoing litigation and force majeure claims. These provisions and subsequent changes thereto, are determined using the Company’s best estimate of the outcome of the underlying event and can also be impacted by determinations made by third parties, in compliance with contractual requirements. The actual amount of the provisions that may be required could differ materially from the amount recognized. More information is disclosed in Notes 8 and 24 with respect to other provisions.
XI. Revenue from Contracts with Customers
Where contracts contain multiple promises for goods or services, management exercises judgment in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract to determine whether the goods or services in a contract are distinct.
In determining the transaction price and estimates of variable consideration, management considers the past history of customer usage in estimating the goods and services to be provided to the customer. The Company also considers the historical production levels and operating conditions for its variable generating assets. The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Company estimates the amount of the transaction price to allocate to individual performance obligations based on their stand-alone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.
The satisfaction of performance obligations requires management to make judgments as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects   the   timing   of   revenue   recognition.   Management considers both customer acceptance of the good or service and the impact of laws and regulations such as certification requirements, to determine when this transfer occurs.
When contracts are modified, management must exercise judgment to determine, depending upon the facts and circumstances of the changes to the contract, whether the modification is accounted for as a new contract or as part of the existing contract. If it is required to be accounted for as part of the existing contract the transaction price can be affected and adjustments to previously recognized revenue can occur, or the impacts can be reflected prospectively from the modification date.
Management also applies judgment in determining whether the invoice practical expedient permits recognition of revenue at the invoiced amount if that invoiced amount corresponds directly with the entity's performance to date.

F27	TransAlta Corporation	2024 Integrated Report

XII. Classification of Joint Arrangements
Upon entering into, or acquiring an interest in, a joint arrangement, the Company must classify it as either a joint operation or joint venture, and this classification affects the accounting for the joint arrangement. In making this classification, the Company exercises judgment in evaluating the terms and conditions of the arrangement to determine whether the parties have rights to the assets and obligations or rights to the net assets. Factors such as the legal structure, contractual arrangements and other facts and circumstances, such as where the purpose of the arrangement is primarily for the provision of the output to the parties and when the parties are substantially the only source of cash flows for the arrangement, must be evaluated to understand the rights of the parties to the arrangement.
XIII. Significant Influence
Upon entering into an investment, the Company must classify it as either an investment in an associate or an investment under IFRS 9. In making this classification, the Company exercises judgment in evaluating whether the Company has significant influence over the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. If the Company holds 20 per cent or more of the voting rights in the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Other factors such as representation on the Board, participation in policy-making processes, material transactions between the Company and investee, interchange of managerial personnel or providing essential technical information are considered when assessing if the Company has significant influence over an investee.

XIV. Change in Estimates
During the year ended Dec. 31, 2024, there were changes in estimates relating to asset impairment charges (reversals) (Note 7), asset useful lives and depreciation (Note 19), decommissioning and other provisions (Note 24) and defined benefit obligation (Note 27). During the year ended Dec. 31, 2023, there were changes in estimates relating to asset impairment charges (reversals) (Note 7), useful lives (Note 19), decommissioning and other provisions (Note 24) and defined benefit obligation (Note 27).
XV. Fair Value of Assets Acquired and Liabilities Assumed in Business Combination
The fair value of assets acquired and liabilities assumed, including contingent consideration, is estimated based on information available at the date of acquisition. While Management uses best estimates and assumptions to accurately value assets acquired and liabilities assumed at the date of acquisition, as well as any contingent consideration, estimates are inherently uncertain and subject to refinement.
Accounting for business combinations requires significant judgement, estimates and assumptions at the acquisition date. In developing estimates of fair values at the acquisition date, Management utilize a variety of factors including market data, market prices, capacity, historical and future expected cash flows, growth rates and discount rates. Information regarding business combinations has been included in Note 4.

TransAlta Corporation	2024 Integrated Report	F28

3. Accounting Changes
A. Current Accounting Changes
Amendments to IAS 1 — Non-current Liabilities with Covenants and Classification of Liabilities as Current or Non-current
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amends IAS 1 Presentation of Financial Statements, to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. In January 2020, the IASB issued Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non‐current, clarifying that contractual rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months.
Additionally, the IASB clarified that the classification of a liability is unaffected by the likelihood that an entity will exercise its deferral right. The amendments are applied retrospectively, effective for annual periods beginning on or after Jan. 1, 2024, and were adopted by the Company on that date.
The Company has an Investment Agreement whereby Brookfield Renewable Partners or its affiliates (collectively, Brookfield) invested $750 million in TransAlta through the purchase of exchangeable securities (Exchangeable Securities), which are exchangeable into an equity ownership interest in TransAlta’s Alberta hydro assets in the future. On Jan. 1, 2024, the Company reclassified the Exchangeable Securities from non-current liabilities to current liabilities as the conversion option can be exercised at any time after Dec. 31, 2024, although there is no obligation to deliver cash equivalent resources and the holder cannot call for repayment. This accounting is consistent with the amendment.
B. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standards have been issued but are not yet in effect.
Amendments to IFRS 9 and IFRS 7 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar)
contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions. The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026. The Company is currently evaluating the impacts to the financial statements.
Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The IASB amended the requirements related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The Company is currently evaluating the impacts to the financial statements.
IFRS 18 — Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements.
C. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

F29	TransAlta Corporation	2024 Integrated Report

4. Business Acquisitions
Acquisition of Heartland Generation
On Dec. 4, 2024 (Acquisition Date), the Company acquired all issued and outstanding common shares of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, Heartland) from Energy Capital Partners (ECP) (the Acquisition). The Acquisition, which includes Heartland’s entire business operations in Alberta and British Columbia, was completed for an aggregate purchase price of $542 million. This amount was adjusted for the reduction of $95 million to reflect the economic benefit of the Heartland business arising since Oct. 31, 2023 and a working capital adjustment of $2 million. The Acquisition included the assumption of long-term debt at the Acquisition Date of $232 million and Heartland's cash and cash equivalents of $276 million, resulting in a purchase price of $493 million. The Acquisition was funded through a combination of cash on hand and draws on the Company's credit facilities.
Heartland owns and operates generation assets consisting of 507 MW of cogeneration, 387 MW of contracted and merchant peaking generation, 950 MW of natural gas-fired thermal generation, transmission capacity and a development pipeline that includes the 400 MW Battle River Carbon Hub.
In order to meet the requirements of the federal Competition Bureau, TransAlta entered into a consent agreement with the Commissioner of Competition pursuant to which TransAlta agreed to divest Heartland’s Poplar Hill and Rainbow Lake assets with combined gross installed capacity of 97 MW following closing (the Planned Divestiture). ECP will be entitled to receive the proceeds from the Planned Divestiture and net cash flows of these assets arising from Nov. 13, 2024 to the date of the sale. The sales process for these assets is in progress. The Company has no residual financial risk on the sale.
The acquired tangible and intangible assets and assumed liabilities are recorded at their estimated fair values at the date of the Acquisition. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill.
The preliminary purchase price allocation reflects management’s best estimate of the fair value of the acquired assets and liabilities based on the analysis of information obtained to date. Management is continuing to obtain specific information to support the valuation of the environmental compliance liabilities, decommissioning provision, property, plant and equipment, and deferred taxes. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from the date of acquisition.

TransAlta Corporation	2024 Integrated Report	F30

The following table summarizes the preliminary fair values that were assigned to the net assets acquired as at the Acquisition Date.

Dec. 4, 2024
Current Assets and Non-Current Assets
Cash and cash equivalents	276
Trade and other receivables	126
Risk management assets current	7
Prepaid expenses and other	104
Assets held for sale (Note 18)	80
Long-term portion of finance lease receivables (Note 17)	107
Risk management assets non-current	9
Property, plant and equipment and Right-of-use assets (Note 19 and 20)	413
Intangible assets (Note 21)	57
Other assets	2
Deferred income tax assets (Note 11)	41
Current Liabilities and Non-Current Liabilities
Accounts payable and accrued liabilities	193
Risk management liabilities current	3
Current portion of decommissioning (Note 24)	4
Current portion of other provisions (Note 24)	15
Current portion of contract liabilities (Note 5)	3
Current portion of long-term debt and lease liabilities (Note 25)	28
Credit facilities, long-term debt and lease liabilities (Note 25)	204
Decommissioning non-current portion (Note 24)	97
Other provisions non-current (Note 24)	40
Deferred income tax liabilities (Note 11)	108
Risk management liabilities non-current	1
Contract liabilities non-current (Note 5)	3
Total identifiable net assets at fair value	523
Goodwill arising on acquisition (Note 22)	51
Net assets acquired	574

Cash consideration	493
Contingent consideration payable	81
Total purchase consideration transferred	574

F31	TransAlta Corporation	2024 Integrated Report

As discussed above, the Company has agreed to pay contingent consideration to ECP for the proceeds from the Planned Divestiture and net cash flows of these assets arising from Nov. 13, 2024, to the date of the sale. The $81 million of contingent consideration recognized in the purchase price represents the fair value of contingent consideration at the date of acquisition. The fair value was determined based on expected sale proceeds and net cash flows from operations. The Planned Divestiture is classified and recorded as assets and liabilities held for sale.
Goodwill of $51 million recognized on the transaction is a result of deferred tax liabilities recognized on the transaction, which are recorded at the Company's effective tax rate without discounting, and from value attributed to the existence of an assembled workforce. None of the goodwill is expected to be deductible for tax purposes.
Acquisition-related expenses incurred were approximately $24 million for the year ended Dec. 31, 2024 and are included in operating, maintenance and administrative expenses recognized in the Consolidated Statements of Earnings.
Revenue generated by the Acquisition for the period Dec. 4, 2024 to Dec. 31, 2024 was $34 million. Net loss before taxes for the same period was $11 million. Had Heartland been acquired at the beginning of the year, the assets would have contributed an estimated $598 million to revenues and $66 million to net earnings before taxes.

Acquisition of TransAlta Renewables
On Oct. 5, 2023, the Company completed the acquisition of the outstanding common shares of TransAlta Renewables not already owned, directly or indirectly, by the Company. The consideration paid totalled $1.3 billion, comprising $800 million of cash and 46 million common shares of the Company valued at $514 million, based on an $11.06 closing price of the Company’s shares on the Toronto Stock Exchange on Oct. 4, 2023.
Transaction costs of $11 million incurred to effect the acquisition have been charged, net of income tax, against common shares ($4 million) and deficit ($7 million) on closing of the acquisition.
Since the Company retained control of TransAlta Renewables, the acquisition was accounted for as an equity transaction. On closing of the transaction, non-controlling interests was reduced by $630 million and accumulated other comprehensive loss increased by $64 million to eliminate the balances previously attributed to non-controlling interest holders of TransAlta Renewables. The difference between consideration paid and these amounts was recognized in deficit.
The Company's syndicated credit facilities were amended to effectively consolidate the TransAlta Renewables syndicated credit facility and non-committed demand facility into the TransAlta credit facilities. The cash drawings on the TransAlta Renewables' syndicated credit facility were repaid and the outstanding letters of credit were transferred to the TransAlta non-committed demand facility. The TransAlta Renewables' credit facilities were then terminated. This resulted in the TransAlta syndicated credit facility increasing by $700 million to approximately $2.0 billion. Refer to Note 25.

TransAlta Corporation	2024 Integrated Report	F32

5. Revenue
A. Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, leasing of power facilities and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

Year ended Dec. 31, 2024	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	36	242	494	12	—	—	784
Environmental and tax attributes(2)	61	77	2	—	—	(34)	106
Revenue from contracts with customers	97	319	496	12	—	(34)	890
Revenue from derivatives and other trading activities(3)	16	(69)	282	311	168	—	708
Revenue from merchant sales	287	71	546	291	—	—	1,195
Other(4)	9	15	26	2	—	—	52
Total revenue	409	336	1,350	616	168	(34)	2,845
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	61	28	—	12	—	(34)	67
Over time	36	291	496	—	—	—	823
Total revenue from contracts with customers	97	319	496	12	—	(34)	890
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F33	TransAlta Corporation	2024 Integrated Report

Year ended Dec. 31, 2023	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Revenues from contracts with customers
Power and other(1)	30	204	400	12	—	—	646
Environmental and tax attributes(2)	14	26	—	—	—	—	40
Revenue from contracts with customers	44	230	400	12	—	—	686
Revenue from derivatives and other trading activities(1)(3)	44	(16)	(172)	251	220	—	327
Revenue from merchant sales	434	104	1,247	488	—	—	2,273
Other(4)	11	18	39	—	—	1	69
Total revenue	533	336	1,514	751	220	1	3,355
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	14	26	—	12	—	—	52
Over time	30	204	400	—	—	—	634
Total revenue from contracts with customers	44	230	400	12	—	—	686
(1)In the Wind and Solar segment, $14 million of mark-to-market losses were reclassified from revenue from contracts with customers to revenue from derivatives and other trading activities to conform to the current period presentation.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	2024 Integrated Report	F34

Year ended Dec. 31, 2022	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Revenues from contracts with customers
Power and other	33	220	462	10	—	—	725
Environmental and tax attributes(1)	1	50	—	—	—	—	51
Revenue from contracts with customers	34	270	462	10	—	—	776
Revenue from derivatives and other trading activities(2)	—	(121)	(821)	243	160	(2)	(541)
Revenue from merchant sales	564	119	1,529	461	—	—	2,673
Other(3)	8	21	39	—	—	—	68
Total revenue	606	289	1,209	714	160	(2)	2,976
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	1	50	—	12	—	—	63
Over time	33	220	462	(2)	—	—	713
Total revenue from contracts with customers	34	270	462	10	—	—	776
(1)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(2)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(3)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.
B. Performance Obligations
The performance obligations in the Company's contracts with its customers include the provision of electricity and steam capacity; the delivery of electricity, thermal energy and environmental attributes; the provision of operation and maintenance services and water management services; and the supply of byproducts from coal generation.
The aggregate amount of transaction prices allocated to remaining performance obligations (contract revenues that have not yet been recognized) as at Dec. 31, 2024, is approximately $2,336 million, with approximately $455 million expected to be recognized during the period 2025-2027; $391 million for the period of 2028-2030; $668 million for the period of 2031-2035; and $822 million for 2036 and thereafter.
These amounts exclude revenues related to contracts that qualify for the invoice practical expedient and future revenues that are related to constrained variable consideration. In many of the Company’s contracts, elements of the transaction price are considered constrained, such as for variable revenues dependent upon future production volumes that are driven by customer or market demand or market prices that are subject to factors outside the Company’s influence. As a result, the amounts of future revenues disclosed above represent only a portion of future revenues that are expected to be realized by the Company from its contractual portfolio.
Contract liabilities of $36 million as at Dec. 31, 2024 represent the consideration received from customers in advance of satisfying the related performance obligation by supplying the related goods. Revenue is recognized when the performance obligation is satisfied. $6 million of contract liabilities were acquired from Heartland (refer to Note 4).

F35	TransAlta Corporation	2024 Integrated Report

6. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

Year ended Dec. 31	2024		2023(1)		2022
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	369	—	384	—	578	—
Coal fuel costs	123	—	177	—	146	—
Royalty, land lease, other direct costs	28	—	25	—	25	—
Purchased power	419	—	474	—	514	—
Salaries and benefits	—	296	—	254	—	263
Other operating expenses(1)	—	359	—	285	—	258
Total	939	655	1,060	539	1,263	521
(1)Included in OM&A costs for 2023 was $14 million related to the write-down of parts and material inventory related to our natural-gas-fired facilities.
Brazeau — Spinning Reserve Self-Report
In 2022 a provision of $20 million was initially recognized in revenue reflecting a potential disgorgement of revenue and $2 million for potential penalties and fines. The final assessment contained no disgorgement of revenue and penalties of $33 million. This resulted in a reversal of the original disgorgement provision in revenue in the year ended Dec. 31, 2024 and recognition of the full amount of the penalties assessed in OM&A. Refer to Note 37 for details.
Acquisition-related transaction and restructuring costs
During the year ended Dec. 31, 2024, the Company recognized $24 million in acquisition-related transaction and restructuring costs in OM&A costs as part of other operating expenses related to the acquisition of Heartland, mainly comprising severance, legal and consulting fees.

TransAlta Corporation	2024 Integrated Report	F36

7. Asset Impairment Charges (Reversals)
As part of the Company’s monitoring controls, long-range forecasts are prepared for each CGU. The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Company also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Company estimates a recoverable amount (the higher of value in use or fair value less costs of disposal) for the affected CGUs using discounted cash flow projections. The valuations are subject to measurement uncertainty from assumptions and inputs to the discount rates, power price forecasts, useful lives of the assets (extending to the last planned asset retirement in 2072) and long-range forecasts, which include changes to production, fuel costs, operating costs and capital expenditures. The Company recognized the following asset impairment charges (reversals):

Year ended Dec. 31	2024	2023	2022
Segments:
Hydro	—	(10)	21
Wind and Solar	—	(4)	43
Corporate	—	—	(2)
Changes in decommissioning and restoration provisions on retired assets(1)	24	(34)	(53)
Project development costs	22	—	—
Asset impairment charges (reversals)	46	(48)	9
(1)Changes relate to changes in discount rates and revisions in estimated decommissioning costs on retired assets in 2024, 2023 and 2022. Refer to Note 24 for further details.
During 2024, the Company recognized impairment of project development costs related to projects that are no longer proceeding.
Hydro
During 2023, internal valuations indicated the fair value less costs of disposal for two hydro facilities exceeded the carrying value due to a contract extension and changes in power price assumptions, which favourably impacted estimated future cash flows and resulted in a recoverability test. As a result of the recoverability test, an impairment reversal of $10 million was recognized. The recoverable amounts of $70 million in total were estimated based on fair value less costs of disposal utilizing a discounted cash flow approach and are categorized as a Level III fair value measurement.
During 2022, the Company recorded net impairment charges of $21 million on four hydro facilities as a result of changes in key assumptions, that included significant increases in discount rates, changes in pricing and changes in estimated future cash flows. The total recoverable amounts of $89 million for these four assets was estimated based on fair value less costs of disposal using a discounted cash flow approach and is categorized as a Level III fair value measurement.
Wind and Solar
During 2023, the Company recorded net impairment reversals of $4 million. Internal valuations indicated the fair value less costs of disposal for three wind facilities exceeded the carrying value due to changes in power price assumptions, which favourably impacted estimated future cash flows and resulted in impairment reversals of $17 million. The total recoverable amounts of $540 million was estimated based on fair value less costs of disposal using a discounted cash flow approach and is categorized as a Level III fair value measurement.
Also in 2023, two wind facilities were impaired, primarily due to unfavourable power price assumptions and changes in estimated future cash flows, resulting in a $13 million impairment charge. The recoverable amounts of $130 million for these two assets were estimated based on fair value less costs of disposal using a discounted cash flow approach and are categorized as a Level III fair value measurement.
During 2022, the Company recorded net impairment charges of $43 million on five wind facilities and one solar facility as a result of changes in key assumptions, that included significant increases in discount rates, changes in pricing and changes in estimated future cash flows. The recoverable amounts of $754 million for these six assets were estimated based on fair value less costs of disposal using a discounted cash flow approach and categorized as a Level III fair value measurement.

F37	TransAlta Corporation	2024 Integrated Report

8. Net Other Operating Income
Net other operating income includes the following:

Year ended Dec. 31	2024	2023	2022
Alberta Off-Coal Agreements	(40)	(40)	(40)
Liquidated damages recoverable	(10)	(6)	(12)
Other	(9)	(1)	(6)
Net other operating income	(59)	(47)	(58)
Alberta Off-Coal Agreements (OCA)
The Company receives payments from the Government of Alberta for the cessation of coal-fired emissions on or before Dec. 31, 2030. Under the terms of the agreements, including those acquired in the recent Heartland acquisition, the Company will receive annual cash payments on or before July 31 of approximately $44 million. These payments will continue until the termination of the agreements at the end of 2030. The Company recognizes the off-coal payments evenly throughout the year. Receipt of the payments is subject to certain terms and conditions, including the cessation of all coal-fired emissions on or before Dec. 31, 2030, which has been achieved. The affected plants are not, however, precluded from generating electricity at any time by any other method, after Dec. 31, 2030.

Liquidated Damages Recoverable
The Company receives liquidated damages related to requirements to be met by the contractor on turbine availability guarantees at our Wind sites.
Sundance A Decommissioning
On Dec. 9, 2024, the Company received the decision by the Alberta Utilities Commission related to Sundance A Reclamation awarding TransAlta a reimbursement of $9 million from the Balancing Pool for TransAlta’s decommissioning costs for Sundance A, including its proportionate share of the Highvale mine. The amount, included in other for 2024, represents a shortfall of decommissioning costs of Sundance A. Refer to Note 37 for more details.

TransAlta Corporation	2024 Integrated Report	F38

9. Investments
The change in investments is as follows:

	EMG	Skookumchuck	Tent Mountain	EIP	Ekona	Total
Classification	Equity-accounted	Equity-accounted	Equity-accounted	FVTPL	FVTOCI
Balance, Dec. 31, 2022	12	105	—	11	1	129
Investment	—	—	10	4	—	14
Equity (loss) income	(4)	8	—	—	—	4
Distributions received	—	(6)	—	—	—	(6)
Changes in foreign exchange rates	—	(3)	—	—	—	(3)
Balance, Dec. 31, 2023	8	104	10	15	1	138
Investment	—	—	3	5	—	8
Equity (loss) income	(4)	10	(1)	—	—	5
Distributions received	—	(5)	—	—	—	(5)
Changes in foreign exchange rates	2	9	—	—	—	11
Net change in fair value recognized in earnings	—	—	—	2	—	2
Balance, Dec. 31, 2024	6	118	12	22	1	159
Equity-accounted Investments
The Company’s investments in joint ventures and associates that are accounted for using the equity method consist of its investments in Skookumchuck, EMG International, LLC (EMG) and Tent Mountain Renewable Energy Complex (Tent Mountain).
EMG International, LLC
TransAlta holds a 30 per cent interest in EMG, a wastewater treatment processing company. Earnings are derived from the design and construction of wastewater treatment facilities.
Skookumchuck Wind Project
TransAlta holds a 49 per cent membership interest in SP Skookumchuck Investment, LLC. Skookumchuck is a 136.8 MW wind project located in Lewis and Thurston counties near Centralia in Washington state. The project has a 20-year PPA with Puget Sound Energy.

Tent Mountain Pumped Hydro Development Project
On April 24, 2023, the Company acquired a 50 per cent interest in Tent Mountain, an early-stage 320 MW pumped hydro energy storage development project, located in southwest Alberta, from Evolve Power Ltd., formerly known as Montem Resources Limited. The acquisition included land rights, fixed assets and intellectual property associated with the pumped hydro development project. The Company paid Evolve $8 million on closing and made additional investments of $2 million during the balance of 2023. On Oct. 8, 2024, the Company increased its interest from 50 to 60 per cent by converting an outstanding loan receivable balance into an additional interest in the partnership. Additional contingent payments of up to $17 million may become payable to Evolve based on the achievement of specific development and commercial milestones. The Company and Evolve jointly control Tent Mountain, with the result that the Company accounts for its interest in the joint venture as an investment using the equity method.

F39	TransAlta Corporation	2024 Integrated Report

Summarized financial information on the results of operations relating to the Company’s pro-rata interests in Skookumchuck, EMG and Tent Mountain, is as follows:

Year ended Dec. 31	2024	2023	2022
Results of operations
Revenues and other operating income	28	22	24
Expenses	(23)	(18)	(15)
Proportionate share of net earnings	5	4	9
Other Investments
Energy Impact Partners
On May 6, 2022, the Company entered into a commitment to invest US$25 million over the next four years in Energy Impact Partners (EIP) Deep Decarbonization Frontier Fund 1 (the Frontier Fund). The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions. The investment is accounted for at FVTPL.
Ekona Power Inc.
On Feb. 1, 2022, the Company made an equity investment of $2 million in Ekona's Class B Preferred Shares. The investment supports the commercialization of Ekona’s novel methane pyrolysis technology platform, which is being developed to produce cleaner and lower-cost turquoise hydrogen. The Company has irrevocably elected to measure its investment in Ekona at FVTOCI.
10. Interest Expense
The components of interest expense are as follows:

	2024	2023	2022
Interest on debt	197	203	164
Interest on exchangeable debentures (Note 26)	31	29	29
Interest on exchangeable preferred shares (Note 26)	28	28	28
Capitalized interest (Note 19)	(16)	(57)	(16)
Interest on lease liabilities	10	9	7
Credit facility fees, bank charges and other interest	21	21	27
Tax shield on tax equity financing (Note 25)	3	—	(2)
Accretion of provisions (Note 24)	50	48	49
Interest expense	324	281	286

TransAlta Corporation	2024 Integrated Report	F40

11. Income Taxes
Consolidated Statements of Earnings
I. Rate Reconciliation

Year ended Dec. 31	2024	2023	2022
Earnings before income taxes	319	880	353
Net earnings attributable to non-controlling interests not subject to tax	(10)	(80)	(94)
Adjusted earnings before income taxes	309	800	259
Statutory Canadian federal and provincial income tax rate (%)	23.3%	23.4%	23.4%
Expected income tax expense	72	187	61
(Decrease) increase in income taxes resulting from:
Differences in effective foreign tax rates	(6)	9	(1)
Non-deductible expense(1)	46	58	130
Non-taxable income	(10)	—	—
Taxable capital loss (gain)	1	(2)	18
Deferred income tax recovery related to temporary difference on investment in subsidiaries	(5)	(3)	(2)
Reversal of unrecognized deferred income tax assets	(13)	(178)	(24)
Statutory and other rate differences	(1)	1	(3)
Adjustments in respect of deferred income tax of previous years	(11)	1	6
Other	7	11	7
Income tax expense	80	84	192
Effective tax rate (%)	26%	11%	74%
(1)This amount is related to current tax adjustments in the U.S. to mitigate cash tax relating to the Base Erosion and Anti-Abuse Tax, Canadian non-deductible penalties, and a tax adjustment relating to dividends on preferred shares, treated as interest for accounting purposes.
Global Minimum Tax Act
In response to the OECD Pillar Two Model rules, Canada enacted the Global Minimum Tax Act (GMTA) on June 19, 2024. The GMTA provides for a minimum tax of 15 per cent to be applied on a jurisdictional basis. The adoption of the GMTA did not have a material impact on the
Company’s tax expense. IAS 12 contains a mandatory temporary exception to recognizing and disclosing information about deferred taxes related to Pillar Two. The Company has applied this exception.

F41	TransAlta Corporation	2024 Integrated Report

II. Components of Income Tax Expense
The components of income tax expense are as follows:

Year ended Dec. 31	2024	2023	2022
Current income tax expense	143	50	65
Deferred income tax (recovery) expense related to the origination and reversal of temporary differences	(45)	215	153
Deferred income tax recovery related to temporary difference on investment in subsidiaries	(5)	(3)	(2)
Reversal of unrecognized deferred income tax assets(1)	(13)	(178)	(24)
Income tax expense	80	84	192

Current income tax expense	143	50	65
Deferred income tax (recovery) expense	(63)	34	127
Income tax expense	80	84	192
(1)During the year ended Dec. 31, 2024, the Company recognized deferred tax assets of $13 million (2023 — $178 million, 2022 — $24 million). The deferred income tax assets mainly relate to the tax benefits associated with tax losses related to the Company's directly owned U.S. operations and other deductible differences. The Company has not recognized $152 million (2023 — $157 million) of deferred tax assets on the basis that it is not probable that sufficient future taxable income would be available to utilize these tax assets.
Consolidated Statements of Changes in Equity
The aggregate current and deferred income tax related to items charged or credited to equity are as follows:

Year ended Dec. 31	2024	2023	2022
Income tax expense (recovery) related to:
Net impact related to cash flow hedges	53	27	(112)
Net impact related to hedges of foreign operations	(4)	1	(3)
Net impact related to net actuarial gains (losses)	3	(1)	12
Transaction costs for the acquisition of TransAlta Renewables	—	(2)	—
Income tax expense (recovery) reported in equity	52	25	(103)

TransAlta Corporation	2024 Integrated Report	F42

Consolidated Statements of Financial Position
Significant components of the Company’s deferred income tax assets (liabilities) are as follows:

As at Dec. 31	2024	2023(2)
Non-capital losses(1)	149	88
Future decommissioning and restoration costs	184	140
Property, plant and equipment	(646)	(528)
Investment in subsidiaries(2)	(60)	(63)
Risk management assets and liabilities, net	40	99
Employee future benefits and compensation plans	52	50
Foreign exchange differences	16	12
Other taxable temporary differences	(1)	(6)
Net deferred income tax liabilities, before unrecognized deferred income tax assets	(266)	(208)
Unrecognized deferred income tax assets	(152)	(157)
Net deferred income tax liabilities	(418)	(365)
(1)Non-capital losses expire between 2031 and 2044. Net operating losses from U.S. operations have no expiration.
(2)Classification for the 2023 comparative figures has been conformed to the current period's presentation.
The net deferred income tax liability is presented in the Consolidated Statements of Financial Position as follows:

As at Dec. 31	2024	2023
Deferred income tax assets(1)	52	21
Deferred income tax liabilities	(470)	(386)
Net deferred income tax liabilities	(418)	(365)
(1)The deferred income tax assets presented on the Consolidated Statements of Financial Position are recoverable based on estimated future earnings and tax planning strategies. The assumptions used in the estimate of future earnings are based on the Company’s long-range forecasts.
Contingencies
As of Dec. 31, 2024, the Company had recognized a net liability of nil (2023 — nil) related to uncertain tax positions.

F43	TransAlta Corporation	2024 Integrated Report

12. Non-Controlling Interests
The Company’s subsidiaries and operations that have non-controlling interests are as follows:

Subsidiary/Operation	Non-controlling interest owner	Non-controlling interest as at Dec. 31, 2024	Non-controlling interest as at Dec. 31, 2023
TransAlta Cogeneration LP	Canadian Power Holdings Inc.	49.99%	49.99%
Kent Hills Wind LP	Natural Forces Technologies Inc.	17%	17%
TransAlta Renewables Inc.	Public shareholders	nil	nil(1)
(1)Non-controlling interest from Jan. 1, 2023 to Oct. 4, 2023 was 39.9%.
TransAlta Cogeneration, LP (TA Cogen) operates a portfolio of cogeneration facilities in Canada and owns 50 per cent of Sheerness, a dual-fuel generating facility.
Kent Hills Wind LP, a subsidiary, owns and operates the 167 MW Kent Hills (1, 2 and 3) wind facilities located in New Brunswick.
TransAlta Renewables Inc. (TransAlta Renewables) was previously a non-wholly owned publicly traded entity that operated a portfolio of gas and renewable power generation facilities and owned economic interests in various other gas and renewable facilities of the Company.
On Oct. 5, 2023, the Company acquired all of the outstanding common shares of TransAlta Renewables not already owned, directly or indirectly, by TransAlta and certain of its affiliates.
Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:
TA Cogen

Year ended Dec. 31	2024	2023	2022
Revenues	167	290	347
Net earnings and total comprehensive income	9	121	143
Amounts attributable to the non-controlling interest:
Net earnings	9	80	91
Total comprehensive income	9	80	91
Distributions paid to Canadian Power Holdings Inc.	40	148	87

As at Dec. 31	2024	2023
Current assets	47	43
Long-term assets	130	193
Current liabilities	(48)	(41)
Long-term liabilities	(32)	(34)
Total equity	(97)	(161)
Equity attributable to Canadian Power Holdings Inc.	(46)	(79)
Non-controlling interest share (per cent)	49.99	49.99

TransAlta Corporation	2024 Integrated Report	F44

Kent Hills Wind LP
Prior to Oct. 5, 2023, financial information related to the 17 per cent non-controlling interest in Kent Hills Wind LP was included in the financial information disclosed in TransAlta Renewables in this note.

Year ended Dec. 31	2024	2023(1)
Revenues	34	7
Net earnings and total comprehensive income	7	2
Amounts attributable to the non-controlling interest:
Net earnings and total comprehensive income	1	—
(1)This represents financial information from Oct. 5, 2023 to Dec. 31, 2023. The net earnings attributable to non-controlling interest in Kent Hills Wind LP prior to Oct. 5, 2023, is included in the disclosures for TransAlta Renewables.

As at Dec. 31	2024	2023
Current assets	33	35
Long-term assets	463	481
Current liabilities	(26)	(42)
Long-term liabilities	(174)	(188)
Total equity	(296)	(285)
Equity attributable to non-controlling interests	(51)	(48)
Non-controlling interest share (per cent)	17	17
TransAlta Renewables
The financial information disclosed below includes the 17 per cent non-controlling interest in Kent Hills Wind LP until Oct. 5, 2023. TransAlta Renewables at Dec. 31, 2024, and Dec. 31, 2023, is a wholly owned subsidiary of the Company. Refer to Note 4 for more details.

Year ended Dec. 31	2023(1)	2022
Revenues	303	560
Net earnings	56	74
Total comprehensive loss	(7)	(67)
Amounts attributable to the non-controlling interests:
Net earnings	21	20
Total comprehensive loss	(4)	(36)
Distributions paid to non-controlling interests(2)	75	100
(1)Non-controlling interest share before the close of the transaction on Oct. 5, 2023. This represents financial information from Jan. 1, 2023 to Oct. 4, 2023.
(2)Distributions paid in the year ended Dec. 31, 2023 include $25 million of dividends declared in the fourth quarter of 2022.

F45	TransAlta Corporation	2024 Integrated Report

13. Trade and Other Receivables and Accounts Payable, accrued liabilities and other current liabilities

As at Dec. 31	2024	2023
Trade accounts receivable	570	600
Collateral provided (Note 15)	124	145
Current portion of finance lease receivables (Note 17)	30	19
Current portion of loan receivable (Note 23)	1	1
Income taxes receivable	42	42
Trade and other receivables	767	807

As at Dec. 31	2024	2023
Accounts payable and accrued liabilities	694	772
Income taxes payable	23	9
Interest payable	17	16
Current portion of contract liabilities (Note 5)	12	3
Liabilities Held for Sale	1	—
Collateral held (Note 15)	9	9
Accounts payable, accrued liabilities and other current liabilities	756	809

TransAlta Corporation	2024 Integrated Report	F46

14. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.

Carrying value as at Dec. 31, 2024	Derivatives used for hedging	Derivatives held for trading (FVTPL)	Amortized cost	Other financial assets and liabilities (FVTPL)	Other financial assets (FVOCI)	Total
Financial assets
Cash and cash equivalents(1)	—	—	337	—	—	337
Restricted cash	—	—	69	—	—	69
Trade and other receivables(2)	—	—	725	—	—	725
Long-term portion of finance lease receivables	—	—	305	—	—	305
Long-term portion of loan receivable(3)	—	—	24	—	—	24
Other investments(4)	—	—	—	22	1	23
Risk management assets
Current	45	273	—	—	—	318
Long-term	—	93	—	—	—	93
Financial liabilities
Bank overdraft	—	—	1	—	—	1
Accounts payable, accrued liabilities and other current liabilities(5)	—	—	720	—	—	720
Contingent consideration	—	—	—	81	—	81
Dividends payable	—	—	49	—	—	49
Risk management liabilities
Current	—	277	—	—	—	277
Long-term	—	305	—	—	—	305
Credit facilities, long-term debt and lease liabilities(6)	—	—	3,808	—	—	3,808
Exchangeable securities	—	—	750	—	—	750
(1)Includes cash equivalents of nil.
(2)Excludes income taxes receivable.
(3)Included in other assets. Refer to Note 23.
(4)Included in investments. Refer to Note 9.
(5)Excludes the current portion of contract liabilities, current income taxes payable and liabilities held for sale.
(6)Includes current portion.

F47	TransAlta Corporation	2024 Integrated Report

Carrying value as at Dec. 31, 2023	Derivatives used for hedging	Derivatives held for trading (FVTPL)	Amortized cost	Other financial assets (FVTPL)	Other financial assets (FVTOCI)	Total
Financial assets
Cash and cash equivalents(1)	—	—	348	—	—	348
Restricted cash	—	—	69	—	—	69
Trade and other receivables(2)	—	—	765	—	—	765
Long-term portion of finance lease receivables	—	—	171	—	—	171
Long-term portion of loan receivable(3)	—	—	25	—	—	25
Other investments(4)	—	—	—	15	1	16
Risk management assets
Current	—	151	—	—	—	151
Long-term	—	52	—	—	—	52
Financial liabilities
Bank overdraft	—	—	3	—	—	3
Accounts payable, accrued liabilities and other current liabilities(5)	—	—	797	—	—	797
Dividends payable	—	—	49	—	—	49
Risk management liabilities
Current	125	189	—	—	—	314
Long-term	80	194	—	—	—	274
Credit facilities, long-term debt and lease liabilities(6)	—	—	3,466	—	—	3,466
Exchangeable securities	—	—	744	—	—	744
(1)Includes cash equivalents of nil.
(2)Excludes income taxes receivable.
(3)Included in other assets. Refer to Note 23.
(4)Included in investments. Refer to Note 9.
(5)Excludes the current portion of contract liabilities, current income taxes payable and liabilities held for sale.
(6)Includes current portion.
B. Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received when selling the asset or paid to transfer the associated liability in an orderly transaction between market participants at the measurement date. Fair values can be determined by observing quoted prices for the instrument in active markets to which the Company has access. In the absence of an active market, the Company determines fair values based on valuation models or by reference to other similar products in active markets. Fair values determined using valuation models require the use of assumptions. In determining those assumptions, the Company looks primarily to external readily observable market inputs. However, if these are not available, the Company uses inputs that are not based on observable market data.

TransAlta Corporation	2024 Integrated Report	F48

I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy used by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
a. Level I
Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. In determining Level I fair values, the Company uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.
The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.
The Company may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as mark-to-forecast and mark-to-model. For mark-to-model valuations, derivative pricing models, regression-based models and scenario analysis simulation models may be employed. The model inputs may be based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products and/or volatility and correlations between products derived from historical price relationships. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The Company also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.
II. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Dec. 31, 2024, are as follows: Level I – $12 million net liability (Dec. 31, 2023 – $13 million net liability), Level II – $2 million net liability (Dec. 31, 2023 – $244 million net liability) and Level III – $153 million net liability (Dec. 31, 2023 – $147 million net liability).
Significant changes in commodity net risk management assets (liabilities) during the year ended Dec. 31, 2024, are primarily attributable to contract settlements and volatility in market prices across multiple markets on both existing contracts and new contracts.

F49	TransAlta Corporation	2024 Integrated Report

The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the years ended Dec. 31, 2024 and 2023, respectively:

	Year ended Dec. 31, 2024			Year ended Dec. 31, 2023
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(147)	(147)	(347)	(435)	(782)
Changes attributable to:
New contracts added(1)	—	3	3	—	—	—
Market price changes on existing contracts	—	(49)	(49)	(123)	(6)	(129)
Market price changes on new contracts	—	27	27	—	18	18
Contracts settled	—	23	23	256	269	525
Change in foreign exchange rates	—	(10)	(10)	9	7	16
Transfers out of Level III(2)	—	—	—	205	—	205
Net risk management assets (liabilities) at end of year	—	(153)	(153)	—	(147)	(147)
Additional Level III information:
Losses recognized in other comprehensive loss	—	—	—	(114)	—	(114)
Total (losses) gains included in earnings before income taxes	—	(32)	(32)	(256)	19	(237)
Unrealized (losses) gains included in earnings before income taxes relating to net assets (liabilities) held at year end	—	(9)	(9)	—	288	288
(1)New contracts added in 2024 represent the contracts acquired from Heartland.
(2)The Company has a long-term fixed price power sale contract in the U.S. for delivery of power. The fair value was transferred out of Level III to Level II as at Dec. 31, 2023 as the forward price curve was based on observable market prices for the remaining duration of the contract.

The Company has a Commodity Exposure Management Policy that governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.
The Company's risk management department determines methodologies and procedures regarding commodity risk management Level III fair value measurements. Level III fair values are primarily calculated within the Company’s energy trading risk management processes. These calculations are based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, the Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.
As at Dec. 31, 2024, the total Level III risk management asset balance was $110 million (Dec. 31, 2023 – $56 million) and the Level III risk management liability balance was $263 million (Dec. 31, 2023 – $203 million). The net risk management liabilities increased mainly due to market price changes offset by settled contracts. The information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities are outlined in the following table. These include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.

TransAlta Corporation	2024 Integrated Report	F50

As at	Dec. 31, 2024
Description	Valuation technique	Unobservable input	Reasonably possible change	Sensitivity(1)
Coal transportation – U.S.	Numerical derivative valuation	Volatility	80% to 120%	+1
		Rail rate escalation	0% to 10%	-1
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6	+42
		Illiquid future REC(2) prices (per unit)	Price decrease of US$12 or increase of US$8
		Wind discounts	0% decrease or 6% increase	-30
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $57 or increase of $10	+53
		Wind discounts	15% decrease or 5% increase	-17
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$4 or increase of US$3	+84
		Wind discounts	2% decrease or 2% increase	-77
(1)Sensitivity represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits

As at	Dec. 31, 2023
Description	Valuation technique	Unobservable input	Reasonably possible change	Sensitivity(1)
Coal transportation — U.S.	Numerical derivative valuation	Volatility	80% to 120%	+6
		Rail rate escalation	0% to 10%	-4
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6	+24
		Illiquid future REC prices (per unit)	Price decrease of US$12 or increase of US$8
		Wind discounts	0% decrease or 9% increase	-28
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $81 or increase of $5	+65
		Wind discounts	16% decrease or 5% increase	-23
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$1 or increase of US$2	+81
		Wind discounts	5% decrease or 2% increase	-36
(1)Sensitivity represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible changes of all unobservable inputs.
a. Coal Transportation – U.S.
The Company has a coal rail transport agreement that includes an upside sharing mechanism until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the agreement.
The key unobservable inputs used in the valuation include option volatility and rail rate escalation. Option volatility and rail rate escalation ranges have been determined based on historical data and professional judgment.
b. Long-Term Wind Energy Sale – Eastern U.S.
The Company is party to a long-term contract for differences (CFD) for the offtake of 100 per cent of the

F51	TransAlta Corporation	2024 Integrated Report

generation from its 90 MW Big Level wind facility. The CFD, together with the sale of electricity generated into the PJM Interconnection at the prevailing real-time energy market price, achieve the fixed contract price per MWh on proxy generation. Under the CFD, if the market price is lower than the fixed contract price, the customer pays the Company the difference and if the market price is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The contract matures in December 2034. The contract is accounted for as a derivative with changes in fair value presented in revenue.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and non-liquid forward prices for power, RECs and wind discounts.
c. Long-Term Wind Energy Sale – Canada
The Company is party to two Virtual Power Purchase Agreements (VPPAs) for the offtake of 100 per cent of the generation from its 130 MW Garden Plain wind facility. The VPPAs, together with the sale of electricity generated into the Alberta power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price, the customer pays the Company the difference and if the pool price is higher than the fixed contract price, the Company refunds the difference to the customer. Customers are also entitled to the physical delivery of environmental attributes. Both VPPAs commenced on commercial operation of the facility in August 2023, and extend for a weighted average period of approximately 17 years.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
The key unobservable inputs used in the valuations of the contracts are the non-liquid forward prices for power and monthly wind discounts.
d. Long-Term Wind Energy Sale – Central U.S.
The Company is party to two long-term VPPAs for the offtake of 100 per cent of the generation from its 302 MW White Rock East and White Rock West wind power facilities. The VPPAs, together with the sale of electricity generated into the U.S. Southwest Power Pool (SPP) market at the relevant price nodes, achieve the fixed contract prices per MWh. Under the VPPAs, if the SPP pricing is lower than the fixed contract price the customer pays the Company the difference, and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPAs commenced on commercial operation of the facilities in the first quarter of 2024.
The Company is also party to a VPPA for the offtake of 100 per cent of the generation from its 202 MW Horizon Hill wind power project. The VPPA, together with the sale of electricity generated into the SPP market at the relevant price node, achieve the fixed contract price per MWh. Under the VPPA, if the SPP pricing is lower than the fixed contract price, the customer pays the Company the difference and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPA commenced on commercial operation of the facility in the second quarter of 2024.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
The key unobservable inputs used in the valuation of the contracts are the non-liquid forward prices for power and wind discounts.
III. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net liability fair value of $4 million as at Dec. 31, 2024 (Dec. 31, 2023 – $19 million net asset) are classified as Level II fair value measurements. The changes in other net risk management assets and liabilities during the year ended Dec. 31, 2024, are attributable to contracts acquired through the Heartland acquisition (Note 4), offset by unfavorable market price changes on existing contracts, unfavorable foreign exchange rates on new contracts entered into during 2024, and contracts settled during 2024.

TransAlta Corporation	2024 Integrated Report	F52

IV. Other Financial Assets and Liabilities
The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying value(1)
	Level I	Level II	Level III	Total
Exchangeable securities — Dec. 31, 2024	—	739	—	739	750
Long-term debt — Dec. 31, 2024	—	3,447	—	3,447	3,657
Loan receivable — Dec. 31, 2024	—	25	—	25	25
Exchangeable securities — Dec. 31, 2023	—	718	—	718	744
Long-term debt — Long-term debt — Dec. 31, 2023	—	3,104	—	3,104	3,323
Loan receivable — Dec. 31, 2023	—	26	—	26	26
(1)Includes current portion.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.

F53	TransAlta Corporation	2024 Integrated Report

C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 14 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities and is recognized in net earnings (loss) over the term of the related contract.
The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss) and a reconciliation of changes is as follows:

As at Dec. 31	2024	2023	2022
Unamortized net gain (loss) at beginning of year	3	(213)	(131)
New inception gains (losses)(1)	31	47	(37)
Change resulting from amended contract(2)	—	190	—
Change in foreign exchange rates	(3)	6	(10)
Amortization recorded in net earnings during the year	(20)	(27)	(35)
Unamortized net gain (loss) at end of year	11	3	(213)
(1)During 2024 and 2023, the Company entered into long-term fixed price power sale contracts with certain of its U.S. customers that resulted in new inception losses due to the difference between the fixed PPA price and future estimated market prices. There are other key factors, such as project economics and incentives, that influence the long-term power price for renewable projects outside of the power price curve, which is not liquid for the majority of the duration of the PPA.
(2)During 2023, the Company entered into certain contract amendments related to the Horizon Hill and White Rock wind projects. These amendments were mainly specific to obtaining price increases over the contract term. Accordingly, certain inception loss calibration adjustments were recognized within the risk management liability.

TransAlta Corporation	2024 Integrated Report	F54

15. Risk Management Activities
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance.
The Company has two primary streams of risk management activities: (i) financial exposure management; and (ii) commodity exposure management. Within these activities, risks identified for management include commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk.
The Company seeks to minimize the effects of commodity risk, interest rate risk and foreign currency risk by using derivative financial instruments to hedge risk exposures. Of these derivatives, the Company may apply hedge accounting to those hedging commodity price risk, interest rate risk and foreign currency risk.
The use of financial derivatives is governed by the Company’s policies approved by the Board, which provide written principles on commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk, as well as the use of financial derivatives and non-derivative financial instruments.
Liquidity risk, credit risk and equity price risk are managed through means other than derivatives or hedge accounting.
The Company enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as derivatives at fair value through profit and loss. The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in net earnings in the period the change occurs.
The Company designates certain derivatives as hedging instruments to hedge commodity price risk, foreign currency exchange risk in cash flow hedges and hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. At the inception of the hedge and on an ongoing basis, the Company also documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:
•There is an economic relationship between the hedged item and the hedging instrument;
•The effect of credit risk does not dominate the value changes that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.
If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedge ratio of the hedging relationship so that it continues to meet the qualifying criteria.

F55	TransAlta Corporation	2024 Integrated Report

B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at Dec. 31, 2024
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	45	8	53
Long-term	—	(220)	(220)
Net commodity risk management assets (liabilities)	45	(212)	(167)
Other
Current	—	(12)	(12)
Long-term	—	8	8
Net other risk management liabilities	—	(4)	(4)
Total net risk management assets (liabilities)	45	(216)	(171)

As at Dec. 31, 2023
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(125)	(53)	(178)
Long-term	(80)	(146)	(226)
Net commodity risk management liabilities	(205)	(199)	(404)
Other
Current	—	15	15
Long-term	—	4	4
Net other risk management liabilities	—	19	19
Total net risk management liabilities	(205)	(180)	(385)

TransAlta Corporation	2024 Integrated Report	F56

Netting Arrangements
Information about the Company’s financial assets and liabilities that are subject to enforceable master netting arrangements or similar agreements is as follows:

As at Dec. 31, 2024	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts included on the statement of financial position	Master netting arrangements(1)	Net amount
Current risk management assets	686	(421)	265	(18)	247
Long-term risk management assets	153	(59)	94	(1)	93
Current risk management liabilities	(662)	421	(241)	18	(223)
Long-term risk management liabilities	(128)	59	(69)	1	(68)
Trade and other receivables(2)	1,519	(1,273)	246	(7)	239
Accounts payable and accrued liabilities(2)	(1,470)	1,273	(197)	7	(190)

As at Dec. 31, 2023	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts included on the statement of financial position	Master netting arrangements(1)	Net amount
Current risk management assets	528	(355)	173	(7)	166
Long-term risk management assets	161	(91)	70	(2)	68
Current risk management liabilities	(504)	355	(149)	7	(142)
Long-term risk management liabilities	(145)	91	(54)	2	(52)
Trade and other receivables(2)	789	(646)	143	(11)	132
Accounts payable and accrued liabilities(2)	(760)	646	(114)	11	(103)
(1)Amounts not set off in the Consolidated Statements of Financial Position.
(2)The trade and other receivables and accounts payable and accrued liabilities include amounts related to collateral provided and held. Refer to Note 15(F) below for further details.

F57	TransAlta Corporation	2024 Integrated Report

C. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
a. Commodity Price Risk Management
The Company has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Company’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Company’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Company’s proprietary trading business, VPPAs and other long-term contracts that are derivatives and commodity derivatives used in hedging relationships associated with the Company’s electricity generating activities.
To mitigate the risk of adverse commodity price changes, the Company uses three tools:
•A framework of risk controls;
•A predefined hedging plan, including fixed price financial power swaps and long-term physical power sale contracts to hedge commodity price for electricity generation; and
•A committee dedicated to overseeing the risk and compliance program in trading and ensuring the existence of appropriate controls, processes, systems and procedures to monitor adherence to the program.
The Company has executed commodity price hedges for its Centralia thermal facility, including a long-term physical power sale contract, and may, at times, execute hedges for its electricity price exposure in Alberta using fixed price financial swaps or other similar instruments. Both hedging strategies fall under the Company’s risk management strategy used to hedge commodity price risk.
Market risk exposures are measured using Value at Risk (VaR) supplemented by sensitivity analysis. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed or measured. Position sizes and trade strategies were adjusted to remain within the Company's risk framework.
i. Commodity Price Risk Management – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
In compliance with the Company's Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including VaR limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions.
A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach. This measure has inherent limitations. VaR relies on historical data, assuming that past price movements will reflect future market risks. Consequently, it may only be meaningful under normal market conditions and does not account for extreme market events. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Dec. 31, 2024, associated with the Company’s proprietary trading activities was $3 million (2023 — $4 million, 2022 — $4 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Company’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios and approval of asset transactions that could add potential volatility to the Company’s reported net earnings.

TransAlta Corporation	2024 Integrated Report	F58

VaR at Dec. 31, 2024, associated with the Company’s commodity derivative instruments used in generation hedging activities was $8 million (2023 — $23 million, 2022 — $97 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Dec. 31, 2024, associated with these transactions was $13 million (2023 — $16 million, 2022 — $45 million).
For the market risk related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 14(B)(II).
iii. Commodity Price Risk Management – Hedges
At Dec. 31, 2024, the Company had no outstanding commodity derivative instruments designated as hedging instruments, except for the long-term power sale - U.S. contract.
iv. Commodity Price Risk Management – Non-Hedges
The Company’s outstanding commodity derivative instruments not designated as hedging instruments are as follows:

As at Dec. 31	2024		2023
Type (thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	47,593	8,416	54,043	12,628
Natural gas (GJ)	2,122	79,194	50,949	209,348
Transmission (MWh)	—	292	—	856
Emissions (MWh)	167	370	212	804
Emissions (tonnes)	1,850	150	4,450	5,125
Coal (tonnes)	—	1,728	—	5,172

F59	TransAlta Corporation	2024 Integrated Report

b. Interest Rate Risk Management
Changes in interest rates can impact the Company’s borrowing costs and cost of capital. Changes in the cost of capital could affect the feasibility of new growth initiatives. Interest rate risk also arises as the fair value of future cash flows from a financial instrument fluctuates due to changes in market interest rates.
The Company's syndicated credit facility, Term Facility, Heartland Term Facility and the Poplar Creek non-recourse bond are subject to floating interest rates, which represent 23 per cent of the Company’s total long-term debt as at Dec. 31, 2024 (2023 — 14 per cent). Interest rate risk is managed with the use of derivatives.
In 2024, the Company had interest rate swap agreements in place with a notional amount of $190 million, which are not designated as hedges, whereby the Company receives a variable rate of interest equal to the three-month CORRA rate plus a 0.321 per cent premium, and pays interest at a fixed rate equal to a weighted average of 1.64 per cent on the notional amount.
The term and credit facilities with $545 million outstanding (2023 — $400 million) reference Canadian Overnight Repo Rate Average (CORRA) for Canadian-dollar drawings, which replaced the Canadian Dollar Offered Rate (CDOR) on July 1, 2024 as part of Interbank Offered Rate reform. The Poplar Creek non-recourse bond with a face value as at Dec. 31, 2024 of $76 million (2023 — $86 million) pays interest based upon the three-month CORRA.
c. Currency Rate Risk
The Company has exposure to various currencies, such as the U.S. dollar and the Australian dollar, as a result of investments and operations in foreign jurisdictions, the net earnings from those operations and the acquisition of equipment and services from foreign suppliers.
The Company may enter into the following hedging strategies to mitigate currency rate risk, including:
•Foreign exchange forward contracts to mitigate adverse changes in foreign exchange rates on project-related expenditures and distributions received in foreign currencies;
•Foreign exchange forward contracts and cross-currency swaps to manage foreign exchange exposure on foreign-denominated debt not designated as a net investment hedge; and
•Designating foreign currency debt as a hedge of the net investment in foreign operations to mitigate the risk due to fluctuating exchange rates related to certain foreign subsidiaries.
The Company's target is to hedge a minimum of 60 per cent of our forecasted foreign operating cash flows over a four-year period. The U.S. exposure is managed with a combination of interest expense on our U.S. dollar denominated debt and forward foreign exchange contracts and the Australian exposure is managed with a combination of interest expense on Australian-dollar denominated debt and forward foreign exchange contracts.
i. Net Investment Hedges
When designating foreign currency debt as a hedge of the Company’s net investment in foreign subsidiaries, the Company has determined that the hedge is effective if the foreign currency of the net investment is the same as the currency of the hedge and therefore an economic relationship is present.
The Company’s hedges of its net investment in foreign operations were comprised of U.S.-dollar-denominated long-term debt with a face value of US$300 million (2023 — US$370 million).
ii. Non-Hedges
The Company also uses foreign currency contracts to manage its expected foreign operating cash flows and foreign exchange forward contracts to manage foreign exchange exposure on foreign-denominated debt not designated as a net investment hedge. Hedge accounting is not applied to these foreign currency contracts.

TransAlta Corporation	2024 Integrated Report	F60

As at Dec. 31	2024			2023
Notional amount sold	Notional amount purchased	Fair value (liability) asset	Maturity	Notional amount sold	Notional amount purchased	Fair value (liability) asset	Maturity
Foreign exchange forward contracts – foreign-denominated receipts/expenditures
AUD14	CAD10	(1)	2025-2028	AUD125	CAD113	(1)	2024-2027
USD419	CAD585	(13)	2025-2028	USD828	CAD1,113	19	2024-2027
USD101	AUD153	(9)	2025	USD100	AUD152	5	2024

Foreign exchange forward contracts – foreign-denominated debt
CAD192	USD140	8	2025	CAD190	USD140	(4)	2024
iii. Impacts of Currency Rate Risk
The possible effect on net earnings and OCI, due to changes in foreign exchange rates associated with financial instruments denominated in currencies other than the Company’s functional currency, is outlined below. The sensitivity analysis has been prepared using management’s assessment that an average three cents
(2023 — three cents, 2022 — three cents) increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter.

Year ended Dec. 31	2024		2023		2022
Currency	Net earnings decrease(1)	OCI gain(1)(2)	Net earnings decrease(1)	OCI gain(1)(2)	Net earnings decrease(1)	OCI gain(1)(2)
USD	(17)	—	(11)	—	(12)	—
AUD	(3)	—	(3)	—	(2)	—
Total	(20)	—	(14)	—	(14)	—
(1)These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect.
(2)The foreign exchange impact related to financial instruments designated as hedging instruments in net investment hedges has been excluded.
II. Credit Risk
Credit risk is the risk that customers or counterparties will cause a financial loss for the Company by failing to discharge their obligations and the risk to the Company associated with changes in creditworthiness of entities with which commercial exposures exist. The Company actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts before entering into such contracts. The Company makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Company sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Dec. 31, 2024:

F61	TransAlta Corporation	2024 Integrated Report

	Investment grade (per cent)	Non-investment grade (per cent)	Total (per cent)	Total amount
Trade and other receivables(1)	87	13	100	767
Long-term finance lease receivable	100	—	100	305
Risk management assets(1)	58	42	100	411
Loans receivable(2)	—	100	100	25
Total				1,508
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Includes $25 million loans receivable included within other assets with counterparties that have no external credit rating.
An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on segment historical rates of default of trade receivables as well as incorporating forward-looking credit ratings and forecasted default rates. In addition to the calculation of expected credit losses, TransAlta monitors key forward-looking information as potential indicators that historical bad debt percentages, forward-looking S&P credit ratings and forecasted default rates would no longer be representative of future expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.
TransAlta evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries. The Company did not have material expected credit losses as at Dec. 31, 2024.
The Company’s maximum exposure to credit risk at Dec. 31, 2024, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Dec. 31, 2024, was $77 million (Dec. 31, 2023 – $23 million).

TransAlta Corporation	2024 Integrated Report	F62

III. Liquidity Risk
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. As at Dec. 31, 2024, TransAlta maintains an investment grade rating from one credit rating agency and one notch below investment grade ratings from two credit rating agencies. Between 2025 and 2027, the Company has $400 million of debt maturing, and an additional $666 million of scheduled non-recourse debt and tax equity principal payments.
Collateral is posted based on negotiated terms with counterparties, which can include the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Some of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
TransAlta manages liquidity risk by monitoring liquidity on trading positions; preparing and revising longer-term financing plans to reflect changes in business plans and the market availability of capital; reporting liquidity risk exposure for proprietary trading activities on a regular basis to the Risk Management Committee, senior management and the Audit, Finance and Risk Committee (on behalf of the Board); and maintaining sufficient undrawn committed credit lines to support potential liquidity requirements. The Company does not use derivatives or hedge accounting to manage liquidity risk. A maturity analysis of the Company's financial liabilities is as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Bank overdraft	1	—	—	—	—	—	1
Accounts payable, accrued liabilities and other current liabilities	756	—	—	—	—	—	756
Long-term debt(1)
Credit facilities(1)	400	—	—	145	—	—	545
Debentures	—	—	—	—	110	141	251
Senior notes	—	—	—	—	575	431	1,006
Non-recourse – Hydro	—	—	—	—	—	39	39
Non-recourse – Wind & Solar	69	68	69	74	42	248	570
Non-recourse and other – Gas	58	61	65	66	74	628	952
Non-recourse Heartland term facility	24	24	176	—	—	—	224
Tax equity financing	15	16	21	24	23	6	105
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	(55)	14	13	12	6	177	167
Other risk management (assets) liabilities	11	(1)	—	(1)	(1)	(4)	4
Lease liabilities	4	5	5	5	5	127	151
Interest on long-term debt and lease liabilities(4)	205	178	169	151	136	649	1,488
Interest on exchangeable securities(2)(4)	53	53	53	52	12	—	223
Dividends payable	49	—	—	—	—	—	49
Total	1,590	418	571	528	982	3,192	7,281
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets. (Note 26).
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the Consolidated Statements of Financial Position and excludes the impact of interest rate swaps.

F63	TransAlta Corporation	2024 Integrated Report

IV. Equity Price Risk
Total Return Swaps
The Company has certain compensation, deferred and restricted share unit programs, the values of which depend on the common share price of the Company. The Company has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been applied. The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Company’s common shares at the end of each quarter.
D. Hedging Instruments – Uncertainty of Future Cash Flows
The following table outlines the terms and conditions of derivative hedging instruments and how they affect the amount, timing and uncertainty of future cash flows:

	Maturity
	2025	2026	2027	2028	2029	2030
Cash flow hedges
Commodity derivative instruments
Electricity
Notional amount (thousands of MWh)	2,628	—	—	—	—	—
Average price ($ per MWh)	86.25	—	—	—	—	—
E. Effects of Hedge Accounting on Financial Position and Performance
I. Effect of Hedges
The impact of the hedging instruments on the statement of financial position is as follows:

As at Dec. 31, 2024	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness
Commodity price risk
Cash flow hedges
Physical power sales(1)	2,628	45	Risk management assets	114
Foreign currency risk
Net investment hedges
Foreign-denominated debt	USD300	CAD431	Credit facilities, long-term debt and lease liabilities	—
(1)In thousands of MWh.

TransAlta Corporation	2024 Integrated Report	F64

As at Dec. 31, 2023	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness
Commodity price risk
Cash flow hedges
Physical power sales(1)	5,966	(205)	Risk management liabilities	(114)
Foreign currency risk
Net investment hedges
Foreign-denominated debt	USD370	CAD489	Credit facilities, long-term debt and lease liabilities	—
(1)In thousands of MWh.
The impact of the hedged items on the statement of financial position is as follows:

As at Dec. 31	2024		2023
	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve(1)	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve(1)
Commodity price risk
Cash flow hedges
Power forecast sales – Centralia	114	65	(114)	(129)

	Change in fair value used for measuring ineffectiveness	Foreign currency translation reserve(1)	Change in fair value used for measuring ineffectiveness	Foreign currency translation reserve(1)
Foreign currency risk
Net investment hedges
Net investment in foreign subsidiaries	—	(34)	—	(36)
(1)Net of tax. Included in AOCI.
The hedging gain or loss recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness for the net investment hedge. Ineffectiveness of $4 million in after-tax losses was reclassified from OCI to net earnings during the year ended Dec. 31, 2024.
The impact of designated cash flow hedges on OCI and net earnings is:

Year ended Dec. 31, 2024
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain recognized in OCI	Location of gain reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	270	Revenue	(15)	Revenue	—
Forward starting interest rate swaps	—	Interest expense	(8)	Interest expense	—
OCI impact	270	OCI impact	(23)	Net earnings impact	—

F65	TransAlta Corporation	2024 Integrated Report

Over the next 12 months, the Company estimates that approximately $28 million of after-tax losses will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

Year ended Dec. 31, 2023
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	51	Revenue	83	Revenue	—
Forward starting interest rate swaps	—	Interest expense	(8)	Interest expense	—
OCI impact	51	OCI impact	75	Net earnings impact	—

Year ended Dec. 31, 2022
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	(747)	Revenue	124	Revenue	—
Forward starting interest rate swaps	53	Interest expense	2	Interest expense	—
OCI impact	(694)	OCI impact	126	Net earnings impact	—
II. Effect of Non-Hedges
For the year ended Dec. 31, 2024, the Company recognized a net unrealized loss of $7 million (2023 — loss of $44 million, 2022 — loss of $384 million) related to commodity derivatives.
For the year ended Dec. 31, 2024, a loss of $63 million (2023 — gain of $11 million, 2022 — gain of $20 million) related to foreign exchange and other derivatives was recognized, which consists of net unrealized losses of $36 million (2023 — gain of $27 million, 2022 — loss of $11 million) and net realized losses of $27 million (2023 — loss of $16 million, 2022 — gains of $31 million), respectively.

TransAlta Corporation	2024 Integrated Report	F66

F. Collateral
I. Financial Assets Provided as Collateral
At Dec. 31, 2024, the Company provided $124 million (Dec. 31, 2023 — $145 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the Consolidated Statements of Financial Position. At Dec. 31, 2024, the Company provided $21 million (Dec. 31, 2023 — $19 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At Dec. 31, 2024, the Company held $9 million (Dec. 31, 2023 — $9 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At Dec. 31, 2024, the Company had posted collateral of $424 million (Dec. 31, 2023 — $392 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $128 million (Dec. 31, 2023 — $154 million) of collateral to its counterparties.
16. Inventory
The components of inventory are as follows:

As at Dec. 31	2024	2023
Parts, materials and supplies	85	72
Coal	27	38
Emission credits	18	45
Natural gas	4	2
Total	134	157
No inventory was pledged as security for liabilities.
As at Dec. 31, 2024, the Company holds 460,585 emission credits in inventory that were purchased externally with a recorded book value of $18 million (Dec. 31, 2023 — 962,548 emission credits with a recorded book value of $45 million). The Company also has 2,109,491 (Dec. 31, 2023 — 3,121,837) of internally generated eligible emission credits from the Company's Wind and Solar and Hydro segments that have no recorded book value.
Emission credits can be sold externally or can be used to offset future emission obligations from our gas facilities located in Alberta, where the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance in the year of settlement.
During the second quarter of 2024, the Company used 978,894 emission credits with a carrying value of $22 million to settle a portion of the 2023 carbon compliance obligation. This resulted in the Company recognizing a reduction of $42 million in carbon compliance costs. The compliance price of carbon for the 2023 obligation settled was $65 per tonne. It increased to $80 per tonne in 2024.
During the second quarter of 2023, the Company settled the 2022 carbon compliance obligation in cash. The compliance price of carbon for the 2022 obligation settled was $50 per tonne.

F67	TransAlta Corporation	2024 Integrated Report

17. Finance Lease Receivables
Amounts receivable under the Company’s finance leases include the Mount Keith 132kV expansion (2024), Northern Goldfields solar facilities (2024 and 2023), the Poplar Creek cogeneration facility (2024 and 2023), the Muskeg River and the Primrose cogeneration plants (2024) and are as follows:

As at Dec. 31	2024		2023
	Minimum lease receipts	Present value of minimum lease receipts	Minimum lease receipts	Present value of minimum lease receipts
Within one year	48	47	28	28
Second to fifth years inclusive	185	159	112	98
More than five years	247	129	117	64
	480	335	257	190
Less: unearned finance lease income	146	—	67	—
Add: unguaranteed residual value	1	—	—	—
Total finance lease receivables	335	335	190	190

Included in the Consolidated Statements of Financial Position as:
Current portion of finance lease receivables (Note 13)	30		19
Long-term portion of finance lease receivables	305		171
Total finance lease receivables	335		190
During the first quarter of 2024, the Mount Keith 132kV expansion was completed. As a result, the Company derecognized assets under construction and recognized a finance lease receivable of $48 million. On
Dec. 4, 2024, as part of the Heartland acquisition, the Company recognized current and non-current finance lease receivables of $8 million and $107 million, respectively (refer to Note 4 for details).
18. Assets Held for Sale
The change in assets held for sale is as follows:

	2024	2023
As at Jan. 1	—	—
Additions from acquisition of Heartland on Dec. 4, 2024 (Note 4)	80	—
Balance, Dec. 31	80	—

TransAlta Corporation	2024 Integrated Report	F68

19. Property, Plant and Equipment
A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Assets under construction	Land	Hydro	Wind and Solar	Gas generation	Energy Transition	Capital spares and other(1)	Total
Cost
As at Dec. 31, 2022	963	93	840	3,233	4,530	3,974	379	14,012
Additions(2)	869	—	—	—	—	—	6	875
Disposals	—	(3)	—	—	—	(30)	—	(33)
Impairment reversals (Note 7)	—	—	10	4	—	—	—	14
Changes to decommissioning and restoration costs	—	—	3	14	(22)	3	(1)	(3)
Retirement of assets	—	—	(7)	(18)	(124)	(7)	(108)	(264)
Change in foreign exchange rates	(26)	—	—	(18)	(7)	(42)	(1)	(94)
Transfers of assets(3)	(572)	—	38	439	50	16	31	2
Transfers to finance lease receivable	—	—	—	(61)	(4)	—	—	(65)
As at Dec. 31, 2023	1,234	90	884	3,593	4,423	3,914	306	14,444
Additions(2)	279	—	—	—	10	—	22	311
Acquisitions (Note 4)	11	—	—	—	401	—	—	412
Disposals	—	(2)	—	—	(1)	(3)	—	(6)
Changes to decommissioning and restoration costs (Note 24)	—	—	16	9	13	—	—	38
Retirement of assets	—	—	(10)	(12)	(16)	—	—	(38)
Change in foreign exchange rates	28	2	—	124	—	146	2	302
Transfer to intangible assets (Note 21)	—	—	—	—	(163)	—	—	(163)
Transfers of assets(3)	(1,432)	—	43	1,205	163	14	7	—
Transfers to finance lease receivable (Note 17)	—	—	—	—	(48)	—	—	(48)
As at Dec. 31, 2024	120	90	933	4,919	4,782	4,071	337	15,252
Accumulated depreciation
As at Dec. 31, 2022	—	—	478	1,228	2,812	3,744	194	8,456
Depreciation	—	—	25	129	342	73	16	585
Retirement of assets	—	—	(4)	(15)	(101)	(7)	(108)	(235)
Disposals	—	—	—	—	—	(30)	—	(30)
Change in foreign exchange rates	—	—	—	(5)	(3)	(39)	—	(47)
Transfers of assets(3)	—	—	—	—	(1)	2	—	1
As at Dec. 31, 2023	—	—	499	1,337	3,049	3,743	102	8,730
Depreciation	—	—	37	170	221	62	28	518
Retirement of assets	—	—	(9)	(9)	(15)	—	—	(33)
Disposals	—	—	—	—	—	(2)	—	(2)
Change in foreign exchange rates	—	—	—	23	1	138	—	162
Transfer to intangible assets (Note 21)	—	—	—	—	(143)	—	—	(143)
As at Dec. 31, 2024	—	—	527	1,521	3,113	3,941	130	9,232
Carrying amount
As at Dec. 31, 2022	963	93	362	2,005	1,718	230	185	5,556
As at Dec. 31, 2023	1,234	90	385	2,256	1,374	171	204	5,714
As at Dec. 31, 2024	120	90	406	3,398	1,669	130	207	6,020
(1)Includes major spare parts and standby equipment available, but not in service.
(2)In 2024, the Company capitalized $16 million (2023 — $57 million) of interest to PP&E at a weighted average rate of 6.52 per cent (2023 — 6.3 per cent).
(3)Includes transfers of assets upon commissioning to assets in service and other movements.

F69	TransAlta Corporation	2024 Integrated Report

Assets under Construction
During the year, the Company achieved commercial operations at the White Rock and Horizon Hill wind facilities. Costs were transferred from assets under construction to the Wind and Solar segment. As outlined in Note 17, $48 million related to the Mount Keith 132kV expansion was derecognized from assets under construction and recognized as a finance lease receivable in the first quarter of 2024.
Change in Estimate — Useful Lives
During 2024 and 2023, the Company adjusted the useful lives of certain assets in the Gas segment to reflect changes to the future operating expectations of the assets. The adjustment to the useful lives resulted in a decrease of $112 million (2023 — $92 million) in depreciation expense that was recognized in the Consolidated Statement of Earnings.
Mothballing of Sundance Unit 6
During 2024, the Company announced it will temporarily mothball Sundance Unit 6 on April 1, 2025 for a period of up to two years depending on market conditions. The Company maintains the flexibility to return the mothballed unit to service when market fundamentals improve or opportunities to contract are secured. The unit remains available and fully operational for the first quarter of 2025.
20. Right-of-Use Assets
The Company leases various properties and types of equipment. Lease contracts are typically made for fixed periods. Leases are negotiated on an individual basis and contain a wide range of terms and conditions.

The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
A reconciliation of the changes in the carrying amount of the right-of-use assets is as follows:

	Land	Buildings	Vehicles	Equipment	Total
As at Dec. 31, 2022	102	15	2	7	126
Additions	2	2	1	—	5
Depreciation	(5)	(5)	—	(2)	(12)
Change in foreign exchange rates	(2)	—	—	—	(2)
As at Dec. 31, 2023	97	12	3	5	117
Additions(1)	1	3	1	—	5
Depreciation	(5)	(1)	(1)	(1)	(8)
Change in foreign exchange rates	6	—	—	—	6
As at Dec. 31, 2024	99	14	3	4	120
(1)Additions to buildings include right-of-use assets of $1 million acquired from Heartland.
For the year ended Dec. 31, 2024, TransAlta paid $16 million (2023 — $19 million) related to recognized lease liabilities, consisting of $6 million (2023 — $10 million) of principal repayments and $10 million (2023 — $9 million) of interest expense.
Short-term leases (term of less than 12 months) and leases with total lease payments below the Company's capitalization threshold (low value leases) do not require recognition as lease liabilities and right-of-use assets. For the year ended Dec. 31, 2024, the Company expensed $1 million (2023 — $1 million and 2022 — $2 million) related to short-term and low value leases.
Some of the Company's land leases that met the definition of a lease were not recognized as they require variable payments based on production or revenue.
Additionally, certain land leases require payments to be made on the basis of the greater of the minimum fixed payments and variable payments based on production or revenue. For these leases, lease liabilities have been recognized on the basis of the minimum fixed payments. For the year ended Dec. 31, 2024, the Company expensed $9 million (2023 — $8 million and 2022 — $8 million) in variable land lease payments for these leases.

TransAlta Corporation	2024 Integrated Report	F70

21. Intangible Assets
A reconciliation of the changes in the carrying amount of intangible assets is as follows:

	Power sale and other contracts	Software and other	Intangibles under development	Coal rights	Total
Cost
As at Dec. 31, 2022	272	437	27	132	868
Additions	—	—	13	—	13
Asset impairment charges (Note 7)	—	(1)	—	—	(1)
Change in foreign exchange rates	(2)	(2)	(1)	—	(5)
Transfers	—	12	(12)	—	—
As at Dec. 31, 2023	270	446	27	132	875
Additions	—	—	10	—	10
Acquisitions (Note 4)	57	—	—	—	57
Change in foreign exchange rates	5	7	1	—	13
Transfers	20	35	(33)	—	22
As at Dec. 31, 2024	352	488	5	132	977
Accumulated amortization
As at Dec. 31, 2022	158	326	—	132	616
Amortization	17	21	—	—	38
Change in foreign exchange rates	(1)	(1)	—	—	(2)
As at Dec. 31, 2023	174	346	—	132	652
Amortization	19	19	—	—	38
Change in foreign exchange rates	4	3	—	—	7
Transfers	—	(1)	—	—	(1)
As at Dec. 31, 2024	197	367	—	132	696
Carrying amount
As at Dec. 31, 2022	114	111	27	—	252
As at Dec. 31, 2023	96	100	27	—	223
As at Dec. 31, 2024	155	121	5	—	281

F71	TransAlta Corporation	2024 Integrated Report

22. Goodwill
Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the synergies of the acquisitions. Goodwill by segments is as follows:

As at Dec. 31	2024	2023
Hydro	258	258
Wind and Solar	178	176
Gas (Note 4)	51	—
Energy Marketing	30	30
Total goodwill	517	464
Addition to goodwill in the Gas segment in 2024 represents the excess of the purchase price over the estimated fair value of the net assets acquired in the business acquisition of Heartland. Refer to Note 4 for more details.
For the purposes of the 2024 goodwill impairment review, the Company determined the recoverable amounts of the Wind and Solar segment by calculating the fair value less costs of disposal using discounted cash flow projections. In 2024, the Company relied on the recoverable amounts determined in 2022 for the Hydro and Energy Marketing segments in performing the 2024 goodwill impairment review. The recoverable amounts are based on the Company's long-range forecasts for the periods extending to the last planned asset retirement in 2072. The resulting fair value measurements are categorized within Level III of the fair value hierarchy. No impairment of goodwill arose for any segment.
The significant assumptions impacting the determination of fair value for the Wind and Solar segment, with a high degree of subjectivity, are the following:
• Forecasts of sales prices for each facility are determined by taking into consideration contract prices for facilities subject to long- or short-term contracts, forward price curves for merchant plants and regional supply-demand balances. Where forward price curves are not available for the duration of the facility’s useful life, prices are determined by extrapolation techniques using historical industry and Company-specific data. Merchant electricity prices used in Wind and Solar models ranged between $40 to $225 per MWh during the forecast period (2023 — $35 to $238 per MWh).
•Discount rates used ranged from 6.4 per cent to 7.3 per cent (2023 — 6.4 per cent to 7.5 per cent). A 0.5 per cent increase in the discount rate would not impact the results of the impairments tests performed.
•The White Rock and the Horizon Hill wind facilities are subject to location-specific price basis, sourced from third-party analysis. This analysis is based on models of the transmission system, including assumptions around potential system upgrades as well as forecasted generation and load in the area.

TransAlta Corporation	2024 Integrated Report	F72

23. Other Assets
The components of other assets are as follows:

As at Dec. 31	2024	2023
South Hedland prepaid transmission access and distribution costs	58	60
TransAlta Energy Transition Bill commitment	30	32
Long-term prepaids and other assets	35	9
Project development costs	15	35
Loans receivable	25	26
Transmission infrastructure	17	18
Total other assets	180	180

Included in the Consolidated Statements of Financial Position as:
Total current other assets (Note 13)	1	1
Total long-term other assets	179	179
Total other assets	180	180
South Hedland prepaid transmission access and distribution costs are costs that are amortized on a straight-line basis over the South Hedland PPA contract life.
As part of the TransAlta Energy Transition Bill signed into law in the State of Washington and the subsequent Memorandum of Agreement (MOA), the Company committed to fund US$55 million in total over the remaining life of the Centralia coal plant to support economic and community development, promote energy efficiency and develop energy technologies related to the improvement of the environment. The MOA contains certain provisions for termination and in the event of termination and in certain circumstances, this funding or portion thereof would no longer be required. As at Dec. 31, 2023, the Company has fully funded the commitment. The outstanding balance will be expensed to net earnings when the funds are granted and disbursed to organizations.
Long-term prepaids and other assets include contractually required prepayments and deposits, including the balances acquired from Heartland. Refer to Note 4 for more details.
Project development costs primarily include the pre-construction project costs, which met the criteria for capitalization.
At Dec. 31, 2024, $25 million of the loans receivable (2023 — $26 million) is an unsecured loan related to an advancement by the Company's subsidiary, Kent Hills Wind LP, of the net financing proceeds of the Kent Hills Wind Bond (KH Bonds), to its 17 per cent partner. The loan bears interest at 4.55 per cent, with interest payable quarterly. No scheduled principal repayments are required until the maturity date of October 2027. During 2024, no repayments were required as part of the waiver and amendment made to the KH Bonds (2023 — repayments of  $12 million).
Transmission infrastructure was constructed by the Company and then transferred to a transmission provider upon completion. The balance relates to the Garden Plain and Windrise wind facilities and will be amortized to net earnings over the useful life of the facilities.

F73	TransAlta Corporation	2024 Integrated Report

24. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Dec. 31, 2022	688	41	729
Liabilities incurred	1	4	5
Liabilities settled	(37)	(13)	(50)
Accretion	47	1	48
Revisions in estimated cash flows	(89)	—	(89)
Revisions in discount rates	52	—	52
Change in foreign exchange rates	(6)	—	(6)
Balance, Dec. 31, 2023	656	33	689
Liabilities acquired (Note 4)	101	55	156
Liabilities incurred	6	12	18
Liabilities settled	(41)	(4)	(45)
Accretion (Note 10)	50	—	50
Transfer to accounts payable	—	(31)	(31)
Transfer to assets held for sale (Note 18)	(1)	—	(1)
Revisions in estimated cash flows	21	20	41
Revisions in discount rates	35	—	35
Change in foreign exchange rates	21	—	21
Balance, Dec. 31, 2024	848	85	933

Included in the Consolidated Statements of Financial Position as:
As at	Dec. 31, 2024	Dec. 31, 2023
Current portion	83	35
Non-current portion	850	654
Total decommissioning and other provisions	933	689

TransAlta Corporation	2024 Integrated Report	F74

A. Decommissioning and Restoration
A provision has been recognized for all generating facilities and mines for which TransAlta is legally, or constructively, required to remove the facilities at the end of their useful lives and restore the sites to their original condition. TransAlta estimates that the undiscounted amount of cash flow required to settle these obligations is approximately $1.8 billion, which will be incurred between 2025 and 2072. The majority of the costs will be incurred between 2025 and 2050.
On Dec. 4, 2024 as part of the Heartland acquisition, the Company recognized decommissioning and restoration provision of $101 million and other provisions of $55 million (refer to Note 4 for details).
During 2024, the decommissioning and restoration provision increased by $21 million due to revisions in estimated cash flows and timing of cash flows for certain Gas and Hydro assets. The timing of cash flows was adjusted to optimize and maximize efficiencies by staging required reclamation work. Operating assets included in PP&E increased by $14 million and $7 million was recognized as an impairment charge in net earnings related to retired assets.
During 2024, revisions in discount rates increased the decommissioning and restoration provision by $35 million due to a decrease in discount rates, largely driven by decreases in long-term market benchmark rates. On average, discount rates decreased compared to 2023, with rates ranging from 5.3 to 8.4 per cent as at Dec. 31, 2024. This has resulted in a corresponding increase in PP&E of $18 million on operating assets and the recognition of a $17 million impairment charge in net earnings related to retired assets.
During 2023, the decommissioning and restoration provision decreased by $89 million due to revisions in estimated cash flows and timing of cash flows for certain Gas and Energy Transition assets. The timing of cash flows was adjusted to optimize and maximize efficiencies by staging required reclamation work. Operating assets included in PP&E decreased by $34 million and $55 million was recognized as an impairment reversal in net earnings related to retired assets.

During 2023, revisions in discount rates increased the decommissioning and restoration provision by $52 million due to a decrease in discount rates, largely driven by decreases in long-term market benchmark rates. On average, discount rates decreased compared to 2022, with rates ranging from 6.0 to 9.0 per cent as at Dec. 31, 2023. This has resulted in a corresponding increase in PP&E of $31 million on operating assets and the recognition of a $21 million impairment charge in net earnings related to retired assets.
At Dec. 31, 2024, the Company has provided a surety bond in the amount of US$147 million (2023 — US$147 million) in support of future decommissioning obligations at the Centralia coal mine. At Dec. 31, 2024, the Company had provided a surety bond and letters of credit in the amount of $194 million (2023 — $188 million) in support of future decommissioning obligations at the Highvale mine.
B. Other Provisions
Other provisions include provisions arising from ongoing business activities, amounts related to commercial disputes between the Company and customers or suppliers and onerous contract provisions. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Company’s ability to settle the provisions in the most favourable manner.
As part of the acquisition of Heartland, the Company recognized an onerous contract provision of $47 million related to certain natural gas transportation contracts assumed. Payments required under the contracts continue through the first quarter of 2031.

F75	TransAlta Corporation	2024 Integrated Report

25. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding
The amounts outstanding are as follows:

As at Dec. 31				2024			2023
	Segment	Maturity	Currency	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest
Credit facilities
Committed syndicated bank facility(2)	Corporate	2028	CAD	143	145	5.3%	—	—	—%
Term Facility	Corporate	2025	CAD	400	400	5.6%	397	400	7.4%
Debentures
7.3% Medium term notes	Corporate	2029	CAD	110	110	7.3%	110	110	7.3%
6.9% Medium term notes	Corporate	2030	CAD	141	141	6.9%	141	141	6.9%
Senior notes(3)
7.8% Senior notes(4)	Corporate	2029	USD	569	575	7.8%	520	528	7.8%
6.5% Senior notes	Corporate	2040	USD	426	431	6.5%	391	396	6.5%
Non-recourse
Melancthon Wolfe Wind LP bond	Wind & Solar	2028	CAD	133	134	3.8%	168	169	3.8%
New Richmond Wind LP bond	Wind & Solar	2032	CAD	93	94	4.0%	103	104	4.0%
Kent Hills Wind LP bond	Wind & Solar	2033	CAD	179	182	4.5%	193	196	4.5%
Windrise Wind LP bond	Wind & Solar	2041	CAD	157	160	3.4%	164	167	3.4%
Pingston bond	Hydro	2043	CAD	39	39	6.2%	39	39	6.2%
TAPC Holdings LP bond (Poplar Creek)	Gas	2030	CAD	75	76	8.3%	85	86	9.4%
TEC Hedland PTY Ltd bond(5)	Gas	2042	AUD	675	683	4.1%	691	699	4.1%
Heartland term facility	Corporate	2027	CAD	224	224	6.6%	—	—	—%
Recourse
TransAlta OCP LP bond	Gas	2030	CAD	192	193	4.5%	217	218	4.5%
Tax equity financing
Big Level & Antrim(6)	Wind & Solar	2029	USD	90	94	6.6%	91	97	6.6%
Lakeswind(7)	Wind & Solar	2027	USD	7	7	10.5%	10	10	10.5%
North Carolina Solar(8)	Wind & Solar	2028	USD	4	4	7.3%	3	3	7.3%
Total long-term debt				3,657	3,692		3,323	3,363
Lease liabilities				151			143
Total long-term debt and lease liabilities				3,808			3,466
Less: current portion of long-term debt				(567)			(526)
Less: current portion of lease liabilities				(5)			(6)
Total current long-term debt and lease liabilities				(572)			(532)
Total non-current credit facilities, long-term debt and lease liabilities				3,236			2,934
(1)Interest rate reflects the stipulated rate or the average rate weighted by principal amounts outstanding and is before the effect of hedging.
(2)Composed of swing line loans and other commercial borrowings under long-term committed credit facilities.
(3)U.S. face value at Dec. 31, 2024, is US$700 million (2023 — US$700 million).
(4)The effective interest rate for the Senior Notes is 5.98 per cent after the effects of gains realized on settled interest rate hedging instruments.
(5)AU face value at Dec. 31, 2024, is AU$761 million (2023 — AU$773 million).
(6)U.S. face value at Dec. 31, 2024, is US$65 million (2023 — US$73 million).
(7)U.S. face value at Dec. 31, 2024, is US$5 million (2023 — US$8 million).
(8)U.S. face value at Dec. 31, 2024, is US$3 million (2023 — US$2 million).

TransAlta Corporation	2024 Integrated Report	F76

The Company's credit facilities are summarized in the table below:

As at Dec. 31, 2024		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,950	456	145	1,349	Q2 2028
Bilateral credit facilities	240	161	—	79	Q2 2026
Term Facility	400	—	400	—	Q3 2025
Heartland Credit Facilities	276	14	224	38	Q4 2027
Heartland EDC letter of credit facility	50	14	—	36	Q1 2025
Total committed	2,916	645	769	1,502
Non-committed
Demand facilities	400	220	—	180	N/A
Total Non-committed	400	220	—	180
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities. At Dec. 31, 2024, TransAlta provided cash collateral of $124 million.
In the second quarter of 2024, the Term Facility of $400 million was renewed with the maturity extended by one year to September 2025. The syndicated credit facility and bilateral credit facilities were also extended by one year to June 2028 and June 2026, respectively.
The credit facilities are the primary source of short-term liquidity after the cash flow generated from the Company's business.
Heartland Credit Facilities
As part of the Heartland acquisition on Dec. 4, 2024, the Company assumed a $232 million drawn term facility and a $25 million revolving facility with a syndicate of banks, (collectively Heartland Credit Facilities). At Dec. 31, 2024 the drawn term facility was $224 million. The $25 million revolving facility is undrawn and available for working capital and general corporate purposes. The maturity date for the Heartland Credit Facilities is Dec. 22, 2027. The Heartland Credit Facilities also include a $27 million debt service reserve letter of credit facility. As at Dec. 31, 2024 $14 million in letters of credit have been issued under this facility.
Heartland EDC Letter of Credit Facility
As part of the Heartland acquisition, the Company has access to a $50 million unsecured letter of credit facility with two Canadian banks, which is supported by a performance security guarantee from Export Development Canada (EDC). As at Dec. 31, 2024, $14 million in letters of credit have been issued under this facility. The facility is effective until March 31, 2025.

Senior Notes
A total of US$300 million (2023 — US$370 million) of the senior notes have been designated as a hedge of the Company’s net investment in U.S. operations.
Non-Recourse Debt
On May 8, 2023, the Pingston Power Inc. non-recourse bond matured with a total aggregate repayment of $46 million, consisting of accrued interest and principal.
On Sept. 14, 2023, the Company closed a non-recourse bond financing for approximately $39 million (Pingston Bond) as a replacement for the non-recourse bond that matured on May 8, 2023. The Pingston Bond is secured by a first ranking charge over all the respective assets of the Company's subsidiaries that issued the bonds, amortizes and bears interest at a rate of 6.145 per cent per annum, payable semi-annually, and matures on May 8, 2043. The Pingston Bond is subject to customary financing conditions and covenants that may restrict the Company's ability to access funds generated by the facility's operations.
Tax Equity
Tax equity financings are typically represented by the initial equity investments made by the project investors at each project (net of financing costs incurred), except for the Lakeswind and North Carolina Solar acquired tax equity financings, which were initially recognized at their fair values. Tax equity financing balances are reduced by the value of tax benefits (production tax credits, tax depreciation and investment tax credits) allocated to the investor and by cash distributions paid to the investor for

F77	TransAlta Corporation	2024 Integrated Report

their share of net earnings and cash flow generated at each project. Tax equity financing balances are increased by interest recognized at the implicit interest rate. The maturity dates of each financing are subject to change and are primarily dependent upon when the project investor achieves the agreed upon targeted rate of return. The Company anticipates the maturity dates of the tax equity financings will be: Lakeswind in June 2027; North Carolina Solar in December 2028; and Big Level and Antrim in December 2029.
Other
TransAlta’s short and long-term debt has terms and conditions, including financial covenants, that are considered normal and customary. As at Dec. 31, 2024, the Company was in compliance with all debt covenants.
The Heartland Credit Facilities are not subject to any maintenance or financial covenants but do contain certain covenants that limit Heartland’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain acquisitions or dispositions, make distributions and enter into certain hedging agreements.
The Company is in compliance with its terms of the credit facilities and all undrawn amounts are fully available. Letters of credit in the amount of $220 million were issued from non-committed demand facilities as at Dec. 31, 2024. In addition to the net $1.5 billion of committed capacity available under the credit facilities, the Company had $336 million of available cash and cash equivalents as at Dec. 31, 2024.
B. Restrictions Related to Non-Recourse Debt and Other Debt
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland Pty Ltd. and Windrise Wind LP non-recourse bonds, the TransAlta OCP LP bond, and Heartland Credit Facilities, with a total carrying value of $1.8 billion as at Dec. 31, 2024 (2023 — $1.7 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the fourth quarter of 2024 with the exception of Kent Hills Wind LP. The funds in the entities will remain there until the next debt service coverage ratio can be performed in the first quarter of 2025. At Dec. 31, 2024, $117 million (2023 — $79 million) of cash was subject to these financial restrictions.
At Dec. 31, 2024, $5 million (AU$6 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities as the funds must be solely used by the project entities, for the purpose of paying major maintenance costs. Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
C. Security
Non-recourse debt totalling $1.5 billion as at Dec. 31, 2024 (2023 — $1.4 billion) is secured by a first ranking charge over all of the respective assets of the Company’s subsidiaries that issued the debt, which include PP&E with total carrying amounts of $1.75 billion at Dec. 31, 2024 (2023 — $1.5 billion) and intangible assets with total carrying amounts of $84 million (2023 — $61 million). At Dec. 31, 2024, non-recourse debt of approximately $75 million (2023 — $85 million) was secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse debt.
The TransAlta OCP bonds have a carrying value of $192 million (2023 — $217 million) and are secured by the assets of TransAlta OCP, including the right to annual capital contributions and OCA payments from the Government of Alberta related to TransAlta's legacy coal facilities (the TransAlta OCA). Under the TransAlta OCA, the Company receives annual cash payments on or before July 31 of approximately $40 million (approximately $37 million, net to the Company), commencing on Jan. 1, 2017, and terminating at the end of 2030. These payments do not include the OCA payments Heartland is entitled to under its OCA.

TransAlta Corporation	2024 Integrated Report	F78

D. Principal Repayments

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Principal repayments(1)	566	169	331	309	824	1,493	3,692
Lease liabilities	4	5	5	5	5	127	151
(1)Excludes impact of hedge accounting and derivatives.
E. Restricted Cash
As at Dec. 31, 2024, the Company had $17 million (2023 — $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account to fund scheduled future debt repayments. The Company also had $52 million (2023 — $52 million) of restricted cash related to the TEC Hedland Pty Ltd. bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future.
F. Letters of Credit
Letters of credit are issued to counterparties as required by various contractual arrangements with the Company and certain subsidiaries of the Company. If the Company or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business. The total outstanding letters of credit as at Dec. 31, 2024, was $865 million (2023 — $782 million) with nil (2023 — nil) amounts exercised by third parties under these arrangements.

G. Currency Impacts
The strengthening of the U.S. dollar has increased the U.S. dollar denominated long-term debt balances, mainly the senior notes and tax equity financings, by $90 million as at Dec. 31, 2024 (2023 — decreased $27 million due to the weakening of the U.S. dollar). Almost all of the U.S. dollar denominated debt is hedged either through financial contracts or net investments in U.S. operations.
Additionally, the weakening of the Australian dollar has decreased the Australian dollar-denominated non-recourse senior secured notes balance by approximately $5 million as at Dec. 31, 2024 (2023 — $9 million). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income (loss).

F79	TransAlta Corporation	2024 Integrated Report

26. Exchangeable Securities
On March 22, 2019, the Company entered into an Investment Agreement whereby Brookfield Renewable Partners or its affiliates (collectively Brookfield) agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Alberta Hydro Assets’ future-adjusted EBITDA (Option to Exchange).
A. $750 Million Exchangeable Securities

As at	Dec. 31, 2024			Dec. 31, 2023
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039(1)	350	350	7%	344	350	7%
Exchangeable preferred shares(2)	400	400	7%	400	400	7%
Total exchangeable securities	750	750		744	750
(1)Seven per cent unsecured subordinated debentures due May 1, 2039.
(2)Redeemable, retractable first preferred shares (Series I). Exchangeable preferred share dividends are reported as interest expense.
On Dec. 9, 2024, the Company declared a dividend of $7 million, in aggregate, for the Exchangeable Preferred Shares at the fixed rate of 1.760 per cent, per share, payable on Feb. 28, 2025. The Exchangeable Preferred
Shares are considered debt for accounting purposes and, as such, dividends are reported as interest expense (Note 10).
B. Option to Exchange

As at	Dec. 31, 2024		Dec. 31, 2023
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	+nil -30	—	+nil -25
The Investment Agreement allows Brookfield the option to exchange all of the outstanding exchangeable securities after Dec. 31, 2024, into an equity ownership interest of up to a maximum 49 per cent in an entity that has been formed to hold the Alberta Hydro Assets. The fair value of the option to exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the option to exchange.
Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of future cash flows. The sensitivity analysis has been prepared using the Company’s assessment that a change in the implied discount rate of 10.5 per cent (2023 — 11.8 per cent) of future cash flows of one per cent is a reasonably possible change.
The maximum equity interest Brookfield can own with respect to the Alberta Hydro Assets is 49 per cent. If Brookfield’s ownership interest is less than 49 per cent at conversion, Brookfield has a one-time option payable in cash to increase its ownership to up to 49 per cent, exercisable up until Dec. 31, 2028, provided Brookfield holds at least 8.5 per cent of TransAlta’s common shares. Under this top-up option, Brookfield will be able to acquire an additional 10 per cent interest in the entity holding the Alberta Hydro Assets, provided the 20-day volume-weighted average price (VWAP) of TransAlta’s common shares is not less than $14 per share prior to the exercise of the option, and up to the full 49 per cent if the 20-day VWAP of TransAlta’s common shares at that time is not less than $17 per share. To the extent the value of the investment would exceed a 49 per cent equity interest, Brookfield will be entitled to receive the balance of the redemption price in cash.
In connection with the Investment Agreement, Brookfield is entitled to nominate two directors for election to the Board.

TransAlta Corporation	2024 Integrated Report	F80

27. Defined Benefit Obligation and Other Long-Term Liabilities
The components of defined benefit obligation and other long-term liabilities are as follows:

As at Dec. 31	2024	2023
Defined benefit obligation (Note 32)	146	155
Retail power contract liability	45	83
Other	11	13
Total	202	251
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. The defined benefit obligation has decreased by $9 million to $146 million as at Dec. 31, 2024, from $155 million as at Dec. 31, 2023.
The Company's U.S. Defined Benefit Pension Plan was terminated effective June 30, 2024 and annuitized with the TransAlta Retirement Pension Plan Trust in October 2024. Plan assets and liabilities both totalling $23 million (US$17 million) were transferred to a new provider. The participant payments with a new provider commenced on Jan. 1, 2025.
During 2023, the Company made a voluntary contribution of $4 million (US$3 million) to further improve the funded status of U.S. Defined Benefit Pension Plan for the Centralia thermal facility.
A one per cent increase in discount rates would result in a $34 million decrease in the defined benefit obligation. Refer to Note 32 for additional sensitivities impacting the defined benefit obligation.
The retail power contract liability represents an obligation arising from the purchase and sale agreement for customer retail contracts to deliver power, gas and power and gas financial swaps. The retail power contracts represent certain off-market customer contracts, where the value of the contract is based on the differential between the contractual and market rates on the closing date. The retail contract liability is amortized to depreciation over the remaining term of the contracts based on volumes that will be delivered each month.

F81	TransAlta Corporation	2024 Integrated Report

28. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

As at Dec. 31	2024		2023
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	306.9	3,285	268.1	2,863
Reversal of provision for repurchase of common shares under ASPP	1.7	19	—	—
Purchased and cancelled under the NCIB(1)(2)	(13.5)	(146)	(7.5)	(80)
Share-based payment plans	0.8	9	0.8	6
Stock options exercised	1.6	12	0.7	5
Issued for acquisition of TransAlta Renewables(3) (Note 4)	—	—	46.5	510
Issued and outstanding, end of year, prior to ASPP	297.5	3,179	308.6	3,304
Provision for repurchase of common shares under ASPP	—	—	(1.7)	(19)
Issued and outstanding, end of year	297.5	3,179	306.9	3,285
(1)2024 includes $2 million of tax on share buybacks (2023 — nil) on the fair value of the shares repurchased.
(2)Shares purchased by the Company under the NCIB (as defined below) are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings (deficit).
(3)Net of $4 million of transaction costs.
B. Normal Course Issuer Bid (NCIB) Program
The effects of the Company's purchase and cancellation of common shares during the period are as follows:

For the year ended Dec. 31	2024	2023
Total shares purchased	13,467,400	7,537,500
Average purchase price per share	10.59	11.49
Total cost (millions)	143	87
Book value of shares cancelled	146	80
Amount recorded in deficit	3	(7)

2024
On May 27, 2024, the Company announced that it received approval from the Toronto Stock Exchange (TSX) to repurchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2024, and terminates May 30, 2025. Any common shares purchased under the NCIB will be cancelled.
2023
On May 26, 2023, the TSX accepted the notice filed by the Company to renew its NCIB for a portion of its common shares.
On Dec. 19, 2023, the Company entered into an Automatic Share Purchase Plan (ASPP) that permits an independent broker to repurchase shares under the NCIB during the first quarter blackout period through to the end of the ASPP. As at Dec. 31, 2023, the Company recognized a

TransAlta Corporation	2024 Integrated Report	F82

provision of $19 million for the repurchase of common shares under the ASPP within accounts payables and accrued liabilities as an estimate of the maximum number of shares that could be repurchased during the blackout period. The provision was settled during 2024.
C. Shareholder Rights Plan
The Company initially adopted the Shareholder Rights Plan in 1992, which was amended and restated on April 28, 2022. As required, the Shareholder Rights Plan must be put before the Company’s shareholders every three years for approval. It was last approved on April 28, 2022, and will need to be approved at the annual meeting of shareholders in 2025. The primary objective of the Shareholder Rights Plan is to encourage a potential acquirer to meet certain minimum standards designed to promote the fair and equal treatment of all common shareholders. When an acquiring shareholder acquires 20 per cent or more of the Company’s common shares, except in limited circumstances including by way of a “permitted bid” or a "competing permitted bid" (as defined in the Shareholder Rights Plan), the rights granted under the Shareholder Rights Plan become exercisable by all shareholders except those held by the acquiring shareholder. Each right will entitle a shareholder, other than the acquiring shareholder, to purchase additional common shares at a significant discount to market, thus exposing the person acquiring 20 per cent or more of the shares to substantial dilution of their holdings.
D. Earnings per Share

Year ended Dec. 31	2024	2023	2022
Net earnings attributable to common shareholders	177	644	4
Basic and diluted weighted average number of common shares outstanding (millions)	302	276	271
Net earnings per share attributable to common shareholders, basic and diluted	0.59	2.33	0.01
E. Dividends
On Dec. 9, 2024, the Company declared a quarterly dividend of $0.06 per common share, payable on April 1, 2025.
On Feb. 19, 2025, the Company declared a quarterly dividend of $0.065 per common share, payable on July 1, 2025.
There have been no transactions involving common shares between the reporting date and the date of completion of these Consolidated Financial Statements.

F83	TransAlta Corporation	2024 Integrated Report

29. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

As at Dec. 31	2024		2023
Series(1)	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B	2.4	58	2.4	58
Series C	10.0	243	10.0	243
Series D	1.0	26	1.0	26
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942
(1)The Series I Preferred Shares are accounted for as long-term debt. Refer to Note 26.
Series G Cumulative Redeemable Rate Reset Preferred Shares
During the third quarter of 2024, after taking into account all election notices received for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series G (Series G shares), 20,607 Series G shares out of 6.6 million outstanding, were tendered for conversion, which is less than the 1 million shares required to give effect to conversion into Series H shares. As a result, none of the Series G Shares were converted into Series H Shares on Sept. 30, 2024 and the next conversion date was reset to Sept. 30, 2029.
Preferred Share Series Information
The holders are entitled to receive cumulative fixed quarterly cash dividends at specified rates, as approved by the Board. After an initial period of approximately five years from issuance and every five years thereafter (Rate Reset Date), the fixed rate resets to the sum of the five-year Government of Canada bond yield (the fixed rate Benchmark) plus a specified spread. Upon each Rate Reset Date, the shares are also:
•Redeemable at the option of the Company, in whole or in part, for $25.00 per share, plus all declared and unpaid dividends at the time of redemption.
•Convertible at the holder’s option into a specified series of non-voting cumulative redeemable floating rate first preferred shares that pay cumulative floating rate quarterly cash dividends, as approved by the Board, based on the sum of the Government of Canada 90-day Treasury Bill rate (the floating rate Benchmark) plus a specified spread. The cumulative floating rate first preferred shares are also redeemable at the option of the Company and convertible back into each original cumulative fixed rate first preferred share series, at each subsequent Rate Reset Date, on the same terms as noted above.

TransAlta Corporation	2024 Integrated Report	F84

Characteristics specific to each first preferred share series as at Dec. 31, 2024, are as follows:

Series(1)	Rate during term	Annual dividend rate per share ($)(2)	Next conversion date	Rate spread over benchmark (per cent)	Convertible to Series
A	Fixed	0.71924	March 31, 2026	2.03	B
B	Floating	1.60106	March 31, 2026	2.03	A
C	Fixed	1.46352	June 30, 2027	3.10	D
D	Floating	1.86801	June 30, 2027	3.10	C
E	Fixed	1.72352	Sept. 30, 2027	3.65	F
G	Fixed	1.47012	Sept. 30, 2029	3.80	H
(1)The Series I Preferred Shares are accounted for as long-term debt. Refer to Note 26.
(2)The annual dividend rate per share represents dividends declared in 2024.
B. Dividends
The following table summarizes the preferred share dividends declared in 2024 and 2023:

	Total dividends declared
Series	2024	2023
A	7	7
B(1)	4	4
C	15	15
D(2)	2	2
E	15	15
G	9	8
Total for the year	52	51
(1)Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.
(2)Series D Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 3.10 per cent.
On Dec. 9, 2024, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.33972 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.40568 per share on the Series D preferred shares, $0.43088 per share on the Series E preferred shares and $0.42331 per share on the Series G preferred shares, payable on March 31, 2025.

F85	TransAlta Corporation	2024 Integrated Report

30. Accumulated Other Comprehensive Income (Loss)
The components of and changes in, accumulated other comprehensive loss are as follows:

	2024	2023
Currency translation adjustment
Opening balance, Jan. 1	(36)	(39)
Gains (losses) on translating net assets of foreign operations, net of reclassifications to net earnings, net of tax	30	(6)
(Losses) gains on financial instruments designated as hedges of foreign operations, net of reclassifications to net earnings, net of tax(1)	(28)	9
Balance, Dec. 31	(34)	(36)
Cash flow hedges
Opening balance, Jan. 1	(129)	(228)
Gains on derivatives designated as cash flow hedges, net of reclassifications to net earnings and to non-financial assets, net of tax(2)	194	99
Balance, Dec. 31	65	(129)
Employee future benefits
Opening balance, Jan. 1	3	8
Net actuarial gains (losses) on defined benefit plans, net of tax(3)	9	(5)
Balance, Dec. 31	12	3
Other
Opening balance, Jan. 1	(2)	37
Change in ownership of TransAlta Renewables	—	(64)
Intercompany and third-party investments at FVTOCI	—	25
Balance, Dec. 31	(2)	(2)
Accumulated other comprehensive income (loss)	41	(164)
(1)Net of income tax recovery of $4 million for the year ended Dec. 31, 2024 (Dec. 31, 2023 – $1 million expense).
(2)Net of income tax expense of $53 million for the year ended Dec. 31, 2024 (Dec. 31, 2023 – $27 million).
(3)Net of income tax expense of $3 million for the year ended Dec. 31, 2024 (Dec. 31, 2023 – $1 million recovery).
31. Share-Based Payment Plans
The Company has the following share-based payment plans:
A. Performance Share Unit (PSU) and Restricted Share Unit (RSU) Plan
Under the Share Unit Plan, grants of PSUs and RSUs may be made annually, but are measured and assessed over a three-year performance period. Grants are determined as a percentage of participants’ base pay and are converted to PSUs or RSUs on the basis of the Company’s common share price at the time of grant. Vesting of PSUs is subject to achievement over a three-year period of specific performance measures that are established at the time of each grant. RSUs are subject to a three-year cliff-vesting requirement. RSUs and PSUs track the Company’s share price over the three-year period and accrue dividends as additional units at the same rate as dividends paid on the Company’s common shares.
The pre-tax compensation expense related to PSUs and RSUs in 2024 was $23 million (2023 — $21 million, 2022 — $20 million), which is included in OM&A in the Consolidated Statements of Earnings.

TransAlta Corporation	2024 Integrated Report	F86

B. Deferred Share Unit (DSU) Plan
Under the Share Unit Plan, members of the Board and executives may, at their option, purchase DSUs using certain components of their fees or pay. A DSU is a notional share that has the same value as one common share of the Company and fluctuates based on the changes in the value of the Company’s common shares in the marketplace. DSUs accrue dividends as additional DSUs at the same rate as dividends are paid on the Company’s common shares. DSUs are redeemable in cash and may not be redeemed until the termination or retirement of the director or executive from the Company.
The Company accrues a liability and expense for the appreciation in the common share value in excess of the DSU’s purchase price and for dividend equivalents earned.
The pre-tax compensation expense related to the DSUs was $8 million in 2024 (2023 — $1 million, 2022 — nil).
C. Stock Option Plan
In 2024, the Company granted executive officers of the Company a total of 0.7 million stock options with a weighted average exercise price of $10.88 that vest over a three-year period and expire seven years after issuance (2023 — 0.4 million stock options at $12.02; 2022 — 0.3 million stock options at $12.66). The expense recognized relating to these grants during 2024 was approximately $1 million (2023 — approximately $1 million, 2022 — approximately $1 million).
The total options outstanding and exercisable under the Stock Option Plan at Dec. 31, 2024, are outlined below:

	Options outstanding
Range of exercise prices ($ per share)	Number of options (millions)(1)	Weighted average remaining contractual life (years)	Weighted average exercise price ($ per share)
9.28-12.67	1.6	4.67	10.97
(1)Includes 0.7 million options exercisable as at Dec. 31, 2024.
32. Employee Future Benefits
A. Description
The Company sponsors registered pension plans in Canada and the U.S. covering substantially all employees of the Company in both countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada there is an additional non-registered supplemental plan for eligible employees whose annual earnings exceed the Canadian income tax limit. Except for the Highvale pension plan acquired in 2013, the Canadian and U.S. defined benefit pension plans are closed to new entrants. The U.S. defined benefit pension plan was frozen effective Dec. 31, 2010, resulting in no future benefits being earned. The supplemental pension plan was closed as of Dec. 31, 2015, and a new defined contribution supplemental pension plan commenced for executive members effective Jan. 1, 2016. Current executives as of Dec. 31, 2015, were grandfathered into the old supplemental plan.
The Company's U.S. defined benefit pension plan was terminated effective June 30, 2024 and annuitized in October 2024.
The latest actuarial valuation for accounting purposes of the U.S. defined benefit pension plan was at Jan. 1, 2023. The latest actuarial valuation for accounting purposes of the Highvale pension plan was at Dec. 31, 2022. The latest actuarial valuation for accounting purposes of the Registered Supplemental, and Other Canadian pension plans were at Dec. 31, 2021, Dec. 31, 2022 and Dec. 31, 2023, respectively. The measurement date used for all plans to determine the fair value of plan assets and the present value of the defined benefit obligation was Dec. 31, 2024.
Funding of the registered pension plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status and every year in the U.S.. The supplemental pension plan is solely the obligation of the Company. The Company is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The Company posted a letter of credit in March 2024 in the amount of $90 million, and provided $62 million in surety bonds, to secure the obligations under the supplemental plan and the Canadian defined benefit plan, respectively.
The Company provides other health and dental benefits to certain eligible employees to the age of 65 for both disabled members and retired members through its other post-employment benefits plans. The measurement date used to determine the present value obligation for both plans was Dec. 31, 2024.

F87	TransAlta Corporation	2024 Integrated Report

The Company provides several defined contribution plans, including the acquired Heartland plan, an Australian superannuation plan and a U.S. 401(k) savings plan, that provide for company contributions from five to 11.5 per cent, depending on the plan.
Optional employee contributions are allowed for all the defined contribution plans.

B. Costs Recognized
The costs recognized in net earnings during the year on the defined benefit, defined contribution and other post-employment benefits plans are as follows:

Year ended Dec. 31, 2024	Registered	Supplemental	Other	Total
Current service cost	1	1	1	3
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	14	4	1	19
Interest on plan assets	(12)	(1)	—	(13)
Defined benefit expense	4	4	2	10
Defined contribution expense	12	—	—	12
Net expense	16	4	2	22

Year ended Dec. 31, 2023	Registered	Supplemental	Other	Total
Current service cost	1	1	—	2
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	16	4	1	21
Interest on plan assets	(13)	(1)	—	(14)
Defined benefit expense	5	4	1	10
Defined contribution expense	11	—	—	11
Net expense	16	4	1	21

Year ended Dec. 31, 2022	Registered	Supplemental	Other	Total
Current service cost	1	1	—	2
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	13	3	—	16
Interest on plan assets	(9)	—	—	(9)
Defined benefit expense	6	4	—	10
Defined contribution expense	11	—	—	11
Net expense	17	4	—	21

TransAlta Corporation	2024 Integrated Report	F88

C. Status of Plans
The status of the defined benefit pension and other post-employment benefit plans is as follows:

Year ended Dec. 31, 2024	Registered	Supplemental	Other	Total
Fair value of plan assets	241	16	—	257
Present value of defined benefit obligation	(303)	(90)	(18)	(411)
Funded status – plan deficit	(62)	(74)	(18)	(154)
Amount recognized in the Consolidated Financial Statements:
Accrued current liabilities	(1)	(6)	(1)	(8)
Other long-term liabilities	(61)	(68)	(17)	(146)
Total amount recognized	(62)	(74)	(18)	(154)

Year ended Dec. 31, 2023	Registered	Supplemental	Other	Total
Fair value of plan assets	269	15	—	284
Present value of defined benefit obligation	(340)	(89)	(17)	(446)
Funded status – plan deficit	(71)	(74)	(17)	(162)
Amount recognized in the Consolidated Financial Statements:
Accrued current liabilities	(1)	(5)	(1)	(7)
Other long-term liabilities	(70)	(69)	(16)	(155)
Total amount recognized	(71)	(74)	(17)	(162)

F89	TransAlta Corporation	2024 Integrated Report

D. Plan Assets
The fair value of the plan assets of the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
As at Dec. 31, 2022	274	15	—	289
Interest on plan assets	13	1	—	14
Net return on plan assets	15	(1)	—	14
Contributions(1)	5	6	2	13
Benefits paid	(36)	(6)	(2)	(44)
Administration expenses	(1)	—	—	(1)
Change in foreign exchange rates	(1)	—	—	(1)
As at Dec. 31, 2023	269	15	—	284
Interest on plan assets	12	1	—	13
Net return on plan assets	13	(1)	—	12
Contributions	1	6	1	8
Benefits paid	(31)	(5)	(1)	(37)
Administration expenses	(1)	—	—	(1)
Effect of settlement from annuitization of the U.S. defined benefit plan (Note 27)	(23)	—	—	(23)
Change in foreign exchange rates	1	—	—	1
As at Dec. 31, 2024	241	16	—	257
(1)The Company made a voluntary contribution of nil (2023 — $4 million) to further improve the funded status of the U.S. defined benefit pension plan for the Centralia thermal facility.

TransAlta Corporation	2024 Integrated Report	F90

The fair value of the Company’s defined benefit plan assets by major category is as follows:

As at Dec. 31, 2024	Level I	Level II	Level III	Total
Equity securities
Canadian	—	12	—	12
International	—	53	—	53
Private	—	—	1	1
Bonds
A - AAA	—	18	81	99
BBB	—	1	16	17
Below BBB	—	—	5	5
Loans(1)	—	1	—	1
Other
Alternative funds(2)	—	—	46	46
Money market and cash and cash equivalents	2	19	2	23
Total	2	104	151	257
(1)Includes A credit rating loans of $1 million.
(2)Alternative funds include investments in infrastructure and real estate funds.

As at Dec. 31, 2023	Level I	Level II	Level III	Total
Equity securities
Canadian	—	12	—	12
U.S.	—	6	—	6
International	—	86	—	86
Private	—	—	1	1
Bonds
A - AAA	—	30	62	92
BBB	1	5	10	16
Below BBB	—	—	4	4
Loans(1)	—	2	—	2
Other
Alternative funds(2)	—	—	44	44
Money market and cash and cash equivalents	2	19	—	21
Total	3	160	121	284
(1)Includes A credit rating loans of $1 million.
(2)Alternative funds include investments in infrastructure and real estate funds.
Plan assets do not include any common shares of the Company at Dec. 31, 2024 and Dec. 31, 2023.

F91	TransAlta Corporation	2024 Integrated Report

E. Defined Benefit Obligation
The present value of the obligation for the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
Present value of defined benefit obligation as at Dec. 31, 2022	345	85	17	447
Current service cost	1	1	—	2
Interest cost	16	4	1	21
Benefits paid	(36)	(6)	(2)	(44)
Actuarial gain arising from demographic assumptions	1	—	—	1
Actuarial gain arising from financial assumptions	12	4	1	17
Actuarial gain arising from experience adjustments	2	1	—	3
Change in foreign exchange rates	(1)	—	—	(1)
Present value of defined benefit obligation as at Dec. 31, 2023	340	89	17	446
Current service cost	1	—	1	2
Interest cost	14	4	1	19
Benefits paid	(31)	(5)	(1)	(37)
Actuarial gain arising from financial assumptions	1	1	—	2
Actuarial gain arising from experience adjustments	—	1	—	1
Effect of settlement from the termination of the U.S. defined benefit plan (Note 27)	(23)	—	—	(23)
Change in foreign exchange rates	1	—	—	1
Present value of defined benefit obligation as at Dec. 31, 2024(1)	303	90	18	411
(1)The weighted average duration of the defined benefit plan obligation as at Dec. 31, 2024, is 9.8 years.
F. Contributions
The expected employer contributions for 2025 for the defined benefit pension and other post-employment benefit plans are as follows:

	Registered	Supplemental	Other	Total
Expected employer contributions	1	6	1	8

TransAlta Corporation	2024 Integrated Report	F92

G. Assumptions
The significant actuarial assumptions used in measuring the Company’s defined benefit obligation for the defined benefit pension and other post-employment benefit plans are as follows:

	2024			2023
As at Dec. 31 (per cent)	Registered	Supplemental	Other	Registered	Supplemental	Other
Accrued benefit obligation
Discount rate	4.5	4.5	4.8	4.6	4.6	4.7
Rate of compensation increase	2.9	3.0	—	2.9	3.0	—
Assumed health-care cost trend rate
Health-care cost escalation(1)(3)	—	—	6.7	—	—	6.8
Dental-care cost escalation	—	—	4.1	—	—	4.2
Benefit cost for the year
Discount rate	4.6	4.6	4.7	5.0	5.0	5.0
Rate of compensation increase	2.9	3.0	—	2.7	3.0	—
Assumed health-care cost trend rate
Health-care cost escalation(2)(4)	—	—	6.7	—	—	7.1
Dental-care cost escalation	—	—	4.6	—	—	4.7
(1)2024 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2034 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(2)2024 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2033 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(3)2023 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2033 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(4)2023 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2032 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
H. Sensitivity Analysis
The following table outlines the estimated increase in the net defined benefit obligation assuming certain changes in key assumptions:

	Canadian plans			U.S. plans
As at Dec. 31, 2024	Registered	Supplemental	Other	Pension
1% decrease in the discount rate	28	10	1	—
1% increase in the salary scale	1	—	—	—
1% increase in the health-care cost trend rate	—	—	2	—
10% improvement in mortality rates	14	3	—	—

F93	TransAlta Corporation	2024 Integrated Report

33. Joint Arrangements
Joint arrangements at Dec. 31, 2024, included the following:

Joint operations	Segment	Ownership (per cent)	Description
Goldfields Power	Gas	50	Gas-fired facility in Western Australia operated by TransAlta
Fort Saskatchewan	Gas	60	Cogeneration facility in Alberta, of which TA Cogen has a 60 per cent interest, operated by TransAlta
Fortescue River Gas Pipeline	Gas	43	Natural gas pipeline in Western Australia, operated by DBP Development Group
McBride Lake	Wind and Solar	50	Wind generation facility in Alberta operated by TransAlta
Soderglen	Wind and Solar	50	Wind generation facility in Alberta operated by TransAlta
Pingston	Hydro	50	Hydro facility in British Columbia operated by TransAlta
Joffre(1)	Gas	40	Cogeneration plant in Alberta operated by TransAlta
McMahon(1)	Gas	50	Cogeneration plant in British Columbia operated by TransAlta
Primrose(1)	Gas	50	Cogeneration plant in Alberta operated by TransAlta
Rainbow Lake(1)(2)	Gas	50	Cogeneration plant in Alberta operated by TransAlta
(1)The Company holds interest through its acquisition of Heartland. Refer to Note 4.
(2)The Company agreed to divest its interest in the Rainbow Lake facility to meet the requirements of the federal Competition Bureau, following the closing of the acquisition. As at Dec. 31, 2024 the Rainbow Lake facility is classified as part of a disposal group held for sale. Refer to Note 18.

Joint venture	Segment	Ownership (per cent)	Description
Skookumchuck	Wind and Solar	49	Wind generation facility in Washington operated by Southern Power
Tent Mountain	Hydro	60	Pumped hydro energy storage development project in Alberta
On Dec. 4, 2024, the Company acquired Heartland's 50 per cent interest in Sheerness, a natural-gas-fired facility in Alberta, previously operated by Heartland. Refer to Note 4 for details. On Oct. 8, 2024, the Company increased its interest by an additional 10 per cent interest in Tent Mountain. Refer to Note 9 for details.

TransAlta Corporation	2024 Integrated Report	F94

34. Cash Flow Information
A. Change in Non-Cash Operating Working Capital

Year ended Dec. 31	2024	2023	2022
Source (use):
Accounts receivable	155	715	(869)
Prepaid expenses	85	—	—
Income taxes receivable	22	27	(61)
Inventory	34	(2)	6
Accounts payable, accrued liabilities and provisions	(273)	(550)	548
Income taxes payable	15	(66)	60
Change in non-cash operating working capital	38	124	(316)
B. Changes in Liabilities from Financing Activities

	Balance Dec. 31, 2023	Debt assumed	Repayments and dividends paid(1)	New leases	Dividends declared	Foreign exchange impact	Other	Balance Dec. 31, 2024
Long-term debt and lease liabilities(2)	3,469	232	6	5	—	86	11	3,809
Exchangeable securities	744	—	—	—	—	—	6	750
Dividends payable (common and preferred)	49	—	(123)	—	123	—	—	49
Total liabilities from financing activities	4,262	232	(117)	5	123	86	17	4,608
(1)Includes a decrease of $131 million related to the repayment of long-term debt, a $143 million net decrease in borrowings under credit facilities and a decrease in finance lease obligations of $6 million.
(2)Includes bank overdraft of $1 million and new debt assumed of $232 million as part of the Heartland acquisition. Refer to Note 4.

	Balance Dec. 31, 2022	Cash issuances	Repayments and dividends paid(1)	New leases	Dividends declared	Foreign exchange impact	Other	Balance Dec. 31, 2023
Long-term debt and lease liabilities(2)	3,669	39	(220)	5	—	(36)	12	3,469
Exchangeable securities	739	—	—	—	—	—	5	744
Dividends payable (common and preferred)(3)	68	—	(109)	—	116	—	(26)	49
Total liabilities from financing activities	4,476	39	(329)	5	116	(36)	(9)	4,262
(1)Includes a decrease of $164 million related to the repayment of long-term debt, a $46 million net decrease in borrowings under credit facilities and a decrease in finance lease obligations of $10 million.
(2)Includes bank overdraft of $3 million.
(3)Other dividends payable related to payment of TransAlta Renewables' non-controlling interest dividend reflected within distributions paid to subsidiaries of non-controlling interests in the Consolidated Statements of Cash Flows.

F95	TransAlta Corporation	2024 Integrated Report

35. Capital
TransAlta’s capital is comprised of the following:

As at Dec. 31	2024	2023	Increase/ (decrease)
Long-term debt(1)	3,808	3,466	342
Exchangeable securities	750	744	6
Bank overdraft	1	3	(2)
Equity
Common shares	3,179	3,285	(106)
Preferred shares	942	942	—
Contributed surplus	42	41	1
Deficit	(2,458)	(2,567)	109
Accumulated other comprehensive income (loss)	41	(164)	205
Non-controlling interests	97	127	(30)
Less: Available cash and cash equivalents(2)	(337)	(348)	11
Less: Principal portion of restricted cash on TransAlta OCP bonds(3)	(17)	(17)	—
Less: Fair value (asset) liability of hedging instruments on long-term debt(4)	(7)	5	(12)
Total capital	6,041	5,517	524
(1)Includes lease liabilities, amounts outstanding under credit facilities, tax equity liabilities, current portion of long-term debt and new debt assumed as part of the Heartland acquisition. Refer to Note 4.
(2)The Company includes available cash and cash equivalents, as a reduction in the calculation of capital, as capital is managed using a net debt position. These funds may be available and used to facilitate repayment of debt.
(3)The Company includes the principal portion of restricted cash on TransAlta OCP bonds as this cash is restricted specifically to repay outstanding debt.
(4)The Company includes the fair value of economic and designated hedging instruments on debt in an asset, or liability, position as a reduction, or increase, in the calculation of capital, as the carrying value of the related debt has either increased, or decreased, due to changes in foreign exchange rates.

TransAlta Corporation	2024 Integrated Report	F96

The Company’s overall capital management strategy and its objectives in managing capital are as follows:
A. Maintain a Strong Financial Position
The Company operates in a long-cycle and capital-intensive commodity business and it is therefore a priority to maintain a strong financial position that enables the Company to access capital markets at reasonable interest rates. Maintaining a strong balance sheet also allows our commercial team to contract the Company’s portfolio with a variety of counterparties on terms and prices that are favourable to the Company’s financial results and provides the Company with better access to capital markets through commodity and credit cycles. The Company has an investment grade credit rating from Morningstar DBRS. In 2024, Moody's reaffirmed the Company's long-term rating of Ba1 with a stable outlook. Morningstar DBRS reaffirmed the Company's issuer rating and unsecured debt/medium-term notes rating of BBB (low) and the Company's preferred shares rating of Pfd-3 (low), all with stable outlooks, and S&P Global Ratings reaffirmed the Company's senior unsecured debt rating and issuer credit rating of BB+ with a stable outlook. The Company remains focused on maintaining a strong financial position and cash flow coverage ratios. Credit ratings provide information relating to the Company's financing costs, liquidity and operations and affect the Company's ability to obtain short and long-term financing and/or the cost of such financing. Management routinely monitors forecasted net earnings, cash flows, capital expenditures and scheduled repayment of debt with a goal of maintaining its credit ratings and to meet dividend and PP&E expenditure requirements.
B. Liquidity
The Company manages variations in working capital using existing liquidity under credit facilities to ensure sufficient cash and credit are available to fund operations, pay dividends, distribute payments to subsidiaries' non-controlling interests and invest in PP&E.
For the years ended Dec. 31, 2024 and 2023, cash inflows and outflows are summarized below.

Year ended Dec. 31	2024	2023	Increase (decrease)
Cash flow from operating activities	796	1,464	(668)
Change in non-cash working capital	(38)	(124)	86
Cash flow from operations before changes in working capital	758	1,340	(582)
Dividends paid on common shares	(71)	(58)	(13)
Dividends paid on preferred shares	(52)	(51)	(1)
Distributions paid to subsidiaries’ non-controlling interests	(40)	(223)	183
Property, plant and equipment expenditures	(311)	(875)	564
Inflow	284	133	151
TransAlta maintains sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business. At Dec. 31, 2024, $1.5 billion (2023 — $1.4 billion) of the Company’s credit facilities were fully available.
From time to time, TransAlta accesses capital markets, as required, to help fund some of these periodic net cash outflows to maintain its available liquidity and maintain its capital structure and credit metrics within targeted ranges.

F97	TransAlta Corporation	2024 Integrated Report

36. Related-Party Transactions
Details of the Company’s principal operating subsidiaries at Dec. 31, 2024, are as follows:

Subsidiary	Country	Ownership (per cent)	Principal activity
TransAlta Generation Partnership	Canada	100	Generation and sale of electricity
TransAlta Cogeneration, L.P.	Canada	50.01	Generation and sale of electricity
TransAlta Centralia Generation, LLC	U.S.	100	Generation and sale of electricity
TransAlta Energy Marketing Corp.	Canada	100	Energy marketing
TransAlta Energy Marketing (U.S.), Inc.	U.S.	100	Energy marketing
TransAlta Energy (Australia), Pty Ltd.	Australia	100	Generation and sale of electricity
TransAlta Renewables Inc.	Canada	100	Generation and sale of electricity
Heartland Generation Ltd.	Canada	100(1)	Generation and sale of electricity
Alberta Power (2000) Ltd.	Canada	100(1)	Generation and sale of electricity

Associate or joint venture	Country	Ownership (per cent)	Principal activity
SP Skookumchuck Investment, LLC	U.S.	49	Generation and sale of electricity
(1)On Dec. 4, 2024, the Company completed the acquisition of Heartland. Refer to Note 4 for more details.
Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed.
Associates and joint ventures have been equity accounted for by the Company.

TransAlta Corporation	2024 Integrated Report	F98

A. Transactions with Key Management Personnel
TransAlta’s key management personnel include the President and Chief Executive Officer (CEO), members of the senior management team that report directly to the President and CEO and the members of the Board. Key management personnel compensation is as follows:

Year ended Dec. 31	2024	2023	2022
Total compensation	36	21	23
Comprising:
Short-term employee benefits	13	11	11
Post-employment benefits	1	1	1
Termination benefits	4	1	—
Share-based payments	18	8	11
B. Transactions with Associates
In connection with the exchangeable securities issued to Brookfield, the Investment Agreement entitles Brookfield to nominate two directors to the TransAlta Board. This allows Brookfield to participate in the financial and operating policy decisions of the Company, and as such, they are considered associates of the Company.
In addition to the exchangeable securities disclosed in Note 26, the Company may, in the normal course of operations, enter into transactions on market terms with associates that have been measured at exchange value and recognized in the Consolidated Financial Statements, including power purchase and sale agreements, derivative contracts and asset management fees. Transactions and balances between the Company and associates do not eliminate.
Transactions with Brookfield include the following:

Year ended Dec. 31	2024	2023	2022
Power sales	58	135	127
Purchased power	4	2	12
Asset management fees paid	—	1	2

F99	TransAlta Corporation	2024 Integrated Report

37. Commitments and Contingencies
In addition to the commitments disclosed elsewhere in the financial statements, the Company has incurred the following contractual commitments, either directly or through its interests in joint operations and joint ventures.
Approximate future payments under these agreements are as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Natural gas, transportation and other contracts	75	68	65	66	64	425	763
Transmission	23	23	21	10	8	105	190
Coal supply agreements	75	—	—	—	—	—	75
Long-term service agreements	61	47	50	31	18	151	358
Operating leases	4	3	3	2	2	22	36
Growth	46	3	—	—	—	—	49
Total	284	144	139	109	92	703	1,471
Commitments
Natural Gas, Transportation and Other Contracts
The Company has natural gas transportation contracts, for a total of up to 400 terajoules (TJ) per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. In addition, the Company has natural gas transportation agreements for approximately 150 TJ per day for Sheerness. The Company currently expects to use approximately 160TJ per day on average and up to approximately 450TJ per day during peak periods, while remarketing excess capacity.
Transmission
The Company has several agreements to purchase transmission network capacity in the Pacific Northwest. Provided certain conditions for delivering the service are met, the Company is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.
Transmission commitments also include multi-year U.S. dollar denominated contracts to secure transmission capacity. The majority of the transmission capacity supports a dedicated revenue capacity agreement, held with a counterparty in the U.S., for similar duration as the associated transmission capacity.

Coal Supply Agreements
Various coal supply and associated rail transport contracts are in place to provide coal for use in production at the Centralia thermal facility. The coal supply agreements allow TransAlta to take delivery of coal at fixed volumes with dates extending through 2025.
Long-Term Service Agreements
TransAlta has various service agreements in place, primarily for inspections, repairs and maintenance that may be required on natural gas facilities, equipment for gas and turbines at various wind facilities.
Operating Leases
Operating leases include lease commitments not recognized under IFRS 16 and lease commitments that have not yet commenced, mainly related to buildings, vehicles and land.
Growth
Commitments for growth include design and engineering work, long lead equipment purchases, water treatment construction and network upgrades.

TransAlta Corporation	2024 Integrated Report	F100

Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required.
The Company conducts internal reviews of its offers and offer behaviour in both the energy and ancillary services markets in Alberta on an ongoing basis and will self-report suspected contraventions or respond to inquiries from regulatory agencies as required. There currently is no certainty that any particular matter will be resolved in the Company’s favour or that such matters may not have a material adverse effect on TransAlta.
Brazeau Facility — Well Licence Applications to Consider Hydraulic Fracturing Activities
The Alberta Energy Regulator (AER) issued a subsurface order on May 27, 2019, which does not permit any hydraulic fracturing within three kilometres of the Brazeau facility, but permits hydraulic fracturing in all formations (except the Duvernay) within three to five kilometres of the Brazeau facility. Subsequently, two oil and gas operators submitted applications to the AER for 10 well licences (which include hydraulic fracturing activities) within three to five kilometres of the Brazeau facility.
The Company's position, based on independent expert analysis commissioned by the Government of Alberta, is that hydraulic fracturing activities within five kilometres of the Brazeau facility pose an unacceptable risk and that the applications should be denied. The regulatory hearing to consider these applications - Proceeding 379 - has been adjourned to November 2025.
Brazeau Facility — Claim against the
Government of Alberta
On Sept. 9, 2022, the Company filed a Statement of Claim against the Government of Alberta in the Alberta Court of King’s Bench seeking a declaration that: (a) granting mineral leases within five kilometres of the Brazeau facility is a breach of a 1960 agreement between the Company and the Alberta Government; and (b) the Government of Alberta is required to indemnify the Company for any costs or damages that result from the risks of hydraulic fracturing near the Brazeau facility. On Sept. 29, 2022, the Government of Alberta filed its Statement of Defence, which asserts, among other things, that the Company: (a) is trying to usurp the jurisdiction of the AER; and (b) is out of time under the Limitations Act (Alberta). The trial is scheduled to be heard in September or October 2025 in the event the parties are unable to resolve the dispute prior to such date.
Garden Plain
Garden Plain I LP, a wholly-owned subsidiary of the Company, retained a third-party contractor to construct the Garden Plain wind project near Hanna, Alberta. The contractor experienced scheduling delays, challenges with construction and significant cost overruns, resulting in overdue deadlines, and has asserted a claim for $53 million in damages. The Company disputes this claim in its entirety and asserts a counterclaim. The parties have initiated the dispute resolution procedure with an arbitration hearing scheduled for three weeks starting April 14, 2025.
Sundance A Decommissioning
TransAlta filed an application with the Alberta Utilities Commission seeking payment from the Balancing Pool for TransAlta’s decommissioning costs for Sundance A, including its proportionate share of the Highvale mine. The application was heard by Alberta Utilities Commission in the first quarter of 2024. A decision was rendered on Dec. 9, 2024, which directed the Balancing Pool to pay TransAlta $9 million, being the shortfall of decommissioning costs of Sundance A from previously collected amounts under the Power Purchase Arrangement Regulation.
Brazeau — Spinning Reserve Self-Report
On Nov. 30, 2022, TransAlta self-reported to the Market Surveillance Administrator (MSA) a potential violation of the Independent System Operator rules relating to offers of active spinning reserves at Brazeau when it was not properly configured to do so between Aug. 13, 2021, and Nov. 1, 2022. In 2022 a provision of $20 million was initially recognized in revenue reflecting a potential disgorgement of revenue and $2 million for potential penalties and fines. On Nov. 29, 2024, the MSA issued penalties to TransAlta for this self-report and TransAlta made a payment of $33 million in January 2025.

F101	TransAlta Corporation	2024 Integrated Report

38. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1. The Gas reportable segment includes Heartland, which was acquired on Dec. 4, 2024. The Company has aggregated Heartland within the Gas operating segment as they are similar in the nature of the product and process and are subject to similar environmental regulations. Refer to Note 4 for more details.
The following tables provides each segment's results in the format that the TransAlta’s President and Chief Executive Officer (the chief operating decision maker) (CODM) reviews the Company's segments to make operating decisions and assess performance. The CODM assesses the performance of the operating segments based on a measure of adjusted EBITDA. This measurement basis represents earnings before income taxes, adjusted for the effects of: depreciation of property, plant and equipment and amortization of intangibles, depreciation of right‐of‐use assets, finance lease income, unrealized mark-to-market gains or losses, gains and losses related to closed positions effectively settled by offsetting positions with exchanges recorded in the year the positions are settled, unrealized foreign exchange gains or losses on commodity transactions, interest income recorded on the prepaid funds, Brazeau penalties, acquisition-related transaction and restructuring costs,
ERP integration costs, revenues and fuel and purchased power related to the Planned Divestitures, items within the Energy Transition segment that may not be reflective of ongoing operations including certain costs related to decisions made to accelerate our transition off-coal in Alberta and our planned transition off-coal for Centralia, Sundance A decommissioning costs reimbursement, impairment charges, share of (profit) loss of joint venture and other costs or income adjustments.
For internal reporting purpose, the earnings information from the Company's investment in Skookumchuck has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.
The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of earnings reported under IFRS.

TransAlta Corporation	2024 Integrated Report	F102

B. Reported Adjusted Segment Earnings and Segment Assets
I. Reconciliation of Adjusted EBITDA to Earnings before Income Tax

Year ended Dec. 31, 2024	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	409	357	1,350	616	168	(34)	2,866	(21)	—	2,845
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	84	(60)	(36)	14	—	3	—	(3)	—
Realized gain (loss) on closed exchange positions	—	—	7	2	(15)	—	(6)	—	6	—
Decrease in finance lease receivable	—	2	19	—	—	—	21	—	(21)	—
Finance lease income	—	6	8	—	—	—	14	—	(14)	—
Revenues from Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
Brazeau penalties	(20)	—	—	—	—	—	(20)	—	20	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted revenues	390	449	1,321	582	167	(34)	2,875	(21)	(9)	2,845
Fuel and purchased power	16	30	475	418	—	—	939	—	—	939
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	16	30	470	418	—	—	934	—	5	939
Carbon compliance	—	—	145	1	—	(34)	112	—	—	112
Gross margin	374	419	706	163	167	—	1,829	(21)	(14)	1,794
OM&A	86	97	198	69	36	173	659	(4)	—	655
Reclassifications and adjustments:
Brazeau penalties	(31)	—	—	—	—	—	(31)	—	31	—
ERP integration costs	—	—	—	—	—	(14)	(14)	—	14	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(24)	(24)		24	—
Adjusted OM&A	55	97	198	69	36	135	590	(4)	69	655
Taxes, other than income taxes	3	16	13	3	—	1	36	—	—	36
Net other operating income	—	(10)	(40)	(9)	—	—	(59)	—	—	(59)
Reclassifications and adjustments:
Sundance A decommissioning cost reimbursement	—	—	—	9	—	—	9	—	(9)	—
Adjusted net other operating income	—	(10)	(40)	—	—	—	(50)	—	(9)	(59)
Adjusted EBITDA(2)	316	316	535	91	131	(136)	1,253
Equity income										5
Finance lease income										14
Depreciation and amortization										(531)
Asset impairment charges										(46)
Interest income										30
Interest expense										(324)
Foreign exchange gain										5
Gain on sale of assets and other										4
Earnings before income taxes										319
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA are not defined and have no standardized meaning under IFRS.

F103	TransAlta Corporation	2024 Integrated Report

Year ended Dec. 31, 2023	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	533	357	1,514	751	220	1	3,376	(21)	—	3,355
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(4)	16	(67)	(5)	23	—	(37)	—	37	—
Realized gain (loss) on closed exchange positions	—	—	10	—	(91)	—	(81)	—	81	—
Decrease in finance lease receivable	—	—	55	—	—	—	55	—	(55)	—
Finance lease income	—	—	12	—	—	—	12	—	(12)	—
Unrealized foreign exchange gain on commodity	—	—	1	—	—	—	1	—	(1)	—
Adjusted revenues	529	373	1,525	746	152	1	3,326	(21)	50	3,355
Fuel and purchased power	19	30	453	557	—	1	1,060	—	—	1,060
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	19	30	449	557	—	1	1,056	—	4	1,060
Carbon compliance	—	—	112	—	—	—	112	—	—	112
Gross margin	510	343	964	189	152	—	2,158	(21)	46	2,183
OM&A	48	80	192	64	43	115	542	(3)	—	539
Taxes, other than income taxes	3	12	11	3	—	1	30	(1)	—	29
Net other operating income	—	(7)	(40)	—	—	—	(47)		—	(47)
Reclassifications and adjustments:
Insurance recovery	—	1	—	—	—	—	1	—	(1)	—
Adjusted net other operating income	—	(6)	(40)	—	—	—	(46)	—	(1)	(47)
Adjusted EBITDA(2)	459	257	801	122	109	(116)	1,632
Equity income										4
Finance lease income										12
Depreciation and amortization										(621)
Asset impairment charges										48
Interest income										59
Interest expense										(281)
Foreign exchange gain										(7)
Gain on sale of assets and other										4
Earnings before income taxes										880
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TransAlta Corporation	2024 Integrated Report	F104

Year ended Dec. 31, 2022	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	606	303	1,209	714	160	(2)	2,990	(14)		2,976
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	104	251	10	12	—	378	—	(378)	—
Realized gain (loss) on closed exchange positions	—	—	(4)	—	47	—	43	—	(43)	—
Decrease in finance lease receivable	—	—	46	—	—	—	46	—	(46)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Brazeau penalties	20	—	—	—	—	—	20	—	(20)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	627	407	1,521	724	218	(2)	3,495	(14)	(505)	2,976
Fuel and purchased power	22	31	641	566	—	3	1,263	—	—	1,263
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	22	31	637	566	—	3	1,259	—	4	1,263
Carbon compliance	—	1	83	(1)	—	(5)	78	—	—	78
Gross margin	605	375	801	159	218	—	2,158	(14)	(509)	1,635
OM&A	55	68	195	69	35	101	523	(2)	—	521
Reclassifications and adjustments:
Brazeau penalties	(2)	—	—	—	—	—	(2)	—	2	—
Adjusted OM&A	53	68	195	69	35	101	521	(2)	2	521
Taxes, other than income taxes	3	12	15	4	—	1	35	(2)	—	33
Net other operating loss (income)	—	(23)	(38)	—	—	—	(61)	3	—	(58)
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating loss (income)	—	(16)	(38)	—	—	—	(54)	3	(7)	(58)
Adjusted EBITDA(2)	549	311	629	86	183	(102)	1,656
Equity income										9
Finance lease income										19
Depreciation and amortization										(599)
Asset impairment charges										(9)
Interest income										24
Interest expense										(286)
Foreign exchange gain										4
Gain on sale of assets and other										52
Earnings before income taxes										353
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

F105	TransAlta Corporation	2024 Integrated Report

II. Selected Consolidated Statements of Financial Position Information

As at Dec. 31, 2024	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
PP&E	501	3,428	1,805	206	—	80	6,020
Right-of-use assets	7	96	6	—	—	11	120
Intangible assets	3	133	108	4	3	30	281
Goodwill	258	178	51	—	30	—	517

As at Dec. 31, 2023	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
PP&E	462	3,360	1,543	251	—	98	5,714
Right-of-use assets	7	94	5	—	—	11	117
Intangible assets	2	141	40	4	5	31	223
Goodwill	258	176	—	—	30	—	464
III. Selected Consolidated Statements of Cash Flows Information
Additions to non-current assets are as follows:

Year ended Dec. 31, 2024	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E(1)	64	97	100	13	—	37	311
Intangible assets(1)	—	—	—	—	—	10	10
(1)Excludes additions attributable to the Heartland acquisition on Dec. 4, 2024

Year ended Dec. 31, 2023	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	42	674	89	16	—	54	875
Intangible assets	—	—	—	—	—	13	13

Year ended Dec. 31, 2022	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	36	745	43	19	—	75	918
Intangible assets	—	19	—	—	3	9	31

TransAlta Corporation	2024 Integrated Report	F106

C. Geographic Information
I. Revenues

Year ended Dec. 31	2024	2023	2022
Canada	2,009	2,218	1,905
U.S.	676	987	940
Western Australia	160	150	131
Total revenue	2,845	3,355	2,976
II. Non-Current Assets

	Property, plant and equipment		Right-of-use assets		Intangible assets		Other assets
As at Dec. 31	2024	2023	2024	2023	2024	2023	2024	2023
Canada	3,828	3,578	41	43	170	108	85	68
U.S.	1,852	1,749	74	71	86	88	36	42
Western Australia	340	387	5	3	25	27	58	69
Total	6,020	5,714	120	117	281	223	179	179
D. Significant Customer
For the year ended Dec. 31, 2024, sales to the Alberta Electric System Operator represented 24 per cent of the Company’s total revenue (2023 — 46 per cent of the Company’s total revenue). There were no other companies that accounted for more than 10 per cent of the Company's total revenue.

F107	TransAlta Corporation	2024 Integrated Report